FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

29 April 2025
HSBC Holdings plc Earnings Release 1Q25

Georges Elhedery, Group CEO, said:
"Our strong results this quarter demonstrate momentum in our earnings, discipline in the execution of our strategy and confidence in our ability to deliver our targets. We continue to support our customers through this period of economic uncertainty and market unpredictability, which we enter from a position of financial strength."

Financial performance in 1Q25
-     Profit before tax decreased by $3.2bn to $9.5bn compared with 1Q24, primarily due to the non-recurrence of $3.7bn in net impacts in 1Q24 relating to the disposals of our banking business in Canada and our business in Argentina. Profit before tax in 1Q25 included strong performances in our Wealth business in our International Wealth and Premier Banking ('IWPB') and Hong Kong business segments, and in Foreign Exchange and Debt and Equity Markets in our Corporate and Institutional Banking ('CIB') segment. Profit after tax of $7.6bn was $3.3bn lower than in 1Q24.
-     Constant currency profit before tax excluding notable items increased by $1.0bn to $9.8bn compared with 1Q24, as a strong performance in Wealth and in Foreign Exchange and Debt and Equity Markets was partly offset by higher expected credit losses and other credit impairment charges ('ECL').
-     Annualised return on average tangible equity ('RoTE') in 1Q25 was 17.9%, compared with 26.1% in 1Q24. Excluding notable items, annualised RoTE in 1Q25 was 18.4%, a rise of 2 percentage points compared with 1Q24.
-     Revenue decreased by $3.1bn or 15% to $17.6bn compared with 1Q24. The reduction reflected the impact of business disposals, notably in Canada and Argentina. Excluding notable items, revenue increased due to growth in Wealth in our IWPB and Hong Kong business segments, supported by higher customer activity, and in Foreign Exchange and in Debt and Equity Markets, driven by volatile market conditions. Constant currency revenue excluding notable items rose by 7% to $17.7bn.
-     Net interest income ('NII') of $8.3bn fell by $0.4bn compared with 1Q24, reflecting reductions due to business disposals in Canada and Argentina, and an adverse impact of $0.3bn from foreign currency translation differences. Excluding these factors, NII increased from the impact of lower interest rates on funding costs and the benefit of our structural hedge, which more than offset a reduction in asset yields, in part due to a favourable movement in our asset mix. The fall in interest rates reduced the funding costs associated with generating revenue that is recognised in 'net income from financial instruments held for trading or managed on a fair value basis', arising from the deployment of our commercial surplus to the trading book. The reduction in funding costs of the trading book and the decrease in NII led to a fall in banking net interest income ('banking NII') of $0.7bn or 6% compared with 1Q24.
-     NII increased by $0.1bn compared with 4Q24, as the benefit of our structural hedge, the impact of lower interest rates on funding costs and a favourable movement in our asset mix were partly offset by the disposal of our business in Argentina and a lower number of days in 1Q25 than in 4Q24. The funding costs associated with the trading book decreased by $0.5bn, which resulted in a fall in banking NII of $0.4bn. Excluding the impact of foreign currency translation differences and the disposal in Argentina, banking NII was stable compared with 4Q24.
-     Net interest margin ('NIM') of 1.59% decreased by 4 basis points ('bps') compared with 1Q24, mainly due to lower interest rates. NIM increased by 5bps compared with 4Q24 as the decrease in funding costs of liabilities was larger than the reduction on asset yields.
-     ECL of $0.9bn were $0.2bn higher than in 1Q24 as we increased allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to geopolitical tensions and higher trade tariffs.
-     Operating expenses of $8.1bn were stable compared with 1Q24. Growth from higher spend and investment in technology, the impacts of inflation and restructuring and other related costs associated with our organisational simplification of $0.1bn in 1Q25 were broadly offset by the impact of our disposals in Canada and Argentina. Target basis operating expenses were $7.9bn or $0.3bn higher than in 1Q24.
-     Customer lending balances increased by $14bn compared with 4Q24, including favourable foreign currency translation differences. On a constant currency basis, lending balances increased by $2bn. This included growth in term lending in our CIB segment, which was broadly offset by a reduction from the reclassification of $7bn in home and other loans retained in France following the disposal of our retail banking operations to 'financial investments measured at fair value through other comprehensive income'.
-     Customer accounts increased by $12bn compared with 4Q24, including favourable foreign currency translation differences. On a constant currency basis, customer accounts decreased by $9bn, mainly from seasonal outflows in our CIB segment, partly offset by an increase in IWPB, notably in our legal entity in Hong Kong and in HSBC Bank plc.
-     Common equity tier 1 ('CET1') capital ratio of 14.7% decreased by 0.2 percentage points compared with 4Q24, driven by an increase in risk-weighted assets ('RWAs'), partly offset by an increase in CET1 capital. The increase in RWAs was mainly driven by foreign currency translation differences, asset quality and asset size movements.
-     The Board has approved a first interim dividend for 2025 of $0.10 per share. On 25 April, we completed the $2bn share buy-back announced at our full-year 2024 results. We now intend to initiate a share buy-back of up to $3bn, which we expect to commence shortly after our annual general meeting on 2 May 2025 and to complete within the period before our 2025 interim results announcement.

Outlook
-     The macroeconomic environment is facing heightened uncertainty, in particular from protectionist trade policies, creating volatility in both economic forecasts and financial markets and adversely impacting consumer and business sentiment. Supporting our clients through this volatile period is our top priority. The Group is well-positioned to manage the impacts of these challenges through our high-quality revenue streams, conservative approach to credit risk and strong deposit franchise.
-     We continue to target a mid-teens return on average tangible equity ('RoTE') in each of the three years from 2025 to 2027 excluding notable items, and we continue to expect banking NII of around $42bn in 2025 based on our latest modelling, acknowledging the outlook for interest rates has become more volatile and uncertain.
-     We expect ECL charges as a percentage of average gross loans of between 30bps to 40bps in 2025 (including loans held for sale balances).
-     Our targeted growth in operating expenses in 2025 compared with 2024 remains approximately 3%, on a target basis. Our cost target includes the impact of simplification-related saves associated with our announced reorganisation, which aims to generate approximately $0.3bn of cost reductions in 2025, with a commitment to an annualised reduction of around $1.5bn in our cost base expected by the end of 2026. To deliver these reductions, we plan to incur severance and other up-front costs of $1.8bn over 2025 and 2026, which will be classified as notable items.
-     Given current levels of uncertainty and market turmoil, we expect demand for lending to remain muted during 2025. However, over the medium to long term we continue to expect mid-single digit percentage growth for year-on-year customer lending balances. We continue to expect double-digit percentage average annual growth in fee and other income in Wealth over the medium term.
-     We intend to manage the CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target basis of 50% for 2025, excluding material notable items and related impacts.

➢    Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-April 2025) and rates of foreign exchange, as well as customer behaviour and activity levels.
➢     We do not reconcile our forward guidance on RoTE excluding the impact of notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
➢     For further details on our alternative performance measures, including their basis of preparation, see page 32 for RoTE excluding notable items, page 13 for banking NII, and page 34 for target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 47.

Contents
1	Group CEO statement	18	- CIB
1	Financial performance in 1Q25	19	- IWPB
2	Outlook	21	- Corporate Centre
3	Presentation to investors and analysts	22	Supplementary financial information
3	About HSBC	22	- Reported and constant currency results
3	Reshaping the Group for growth	23	- Business segments
4	Business disposals	28	- Legal entities
4	Bank of Communications, Co., Limited	31	Alternative performance measures
5	Financial summary	31	- Use of alternative performance measures
5	- Key financial metrics	31	- Alternative performance measure definitions
6	- Notes	35	Risk
6	- Use of alternative performance measures	35	- Managing risk
7	- Summary consolidated income statement	36	- Credit risk
8	- Distribution of results by business segment and legal entity	47	- Capital risk
9	- Income statement results	50	Additional information
14	- Summary consolidated balance sheet	50	- Dividends
14	- Balance sheet commentary	51	- Investor relations/media relations contacts
16	Business segments	51	- Cautionary statement regarding forward-looking statements
16	- Hong Kong	53	- Abbreviations
17	- UK

Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of this Earnings Release. The call will take place at 07.45am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.1tn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations.
HSBC's purpose is 'Opening up a world of opportunity'. Our strategy supports our ambition to be the preferred international financial partner for our clients.
Effective from 1 January 2025, we have simplified our organisational structure to accelerate delivery against our strategic priorities through four new businesses along with Corporate Centre:
-     Hong Kong
-     UK
-     Corporate and Institutional Banking
-     International Wealth and Premier Banking
Our Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank. Our UK business comprises UK Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank. CIB is formed from the integration of our Commercial Banking business (outside the UK and Hong Kong) with our Global Banking and Markets business. IWPB comprises Premier banking outside of Hong Kong and the UK, our Global Private Bank, and our Asset Management, Insurance and Investment distribution businesses. Corporate Centre results primarily comprise the financial impact from certain acquisitions and disposals and the share of profit from associates and joint ventures and related impairments. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Reshaping the Group for growth
At our 2024 full-year results, we announced measures to simplify the Group, and we have committed to deliver an annualised reduction of around $1.5bn in our cost base expected by the end of 2026 from our organisational simplification programme.
We are also focused on opportunities where we have a clear competitive advantage and accretive returns, and we aim to redeploy approximately $1.5bn of additional costs from non-strategic activities into these areas over the medium term. During 1Q25, we commenced the wind-down of our mergers and acquisitions ('M&A') and equity capital markets activities in the UK, Europe and the US, subject to local legal requirements. We will retain more focused M&A and equity capital markets capabilities in Asia and the Middle East. In addition, we have made progress on our announced divestments in our private banking business in Germany, our business in South Africa, and the planned sale of our France life insurance business. We have also launched a strategic review of our business in Malta. The review is at an early stage and no decisions have been made.
Strategic growth opportunities include further enhancing our Wholesale Transaction Banking capabilities, expanding our international businesses and building our Wealth business, particularly in Asia. We also aim to continue to grow in our home markets in Hong Kong and the UK, focusing on small and medium-size enterprises, digital capabilities and improving our product proposition.
In 1Q25, we generated fee and other income of $2.9bn from Wholesale Transaction Banking, an increase of 10% compared with 1Q24, or 13% on a constant currency basis, reflecting growth in Global Foreign Exchange. Wealth balances as at 31 March 2025, across all of our business segments, were $1.9tn, an increase of 7% compared with the same period last year. Within this we have attracted net new invested assets of $22bn in the first three months of 2025, with $16bn booked in Asia. In the first three months of 2024, net new invested assets were $27bn, with $19bn booked in Asia. Total Wealth fee and other income across all of our business segments was up $0.4bn or 21% compared with 1Q24, or 23% on a constant currency basis, with the increase mainly in Asia. There was a strong performance in our insurance business, which was up 13%, and growth in insurance manufacturing new business contractual service margin ('CSM') of $1.1bn, up 44% compared with 1Q24.
While the external environment is now more uncertain, our strategy remains unchanged and we approach this period from a position of strength. We have assessed plausible downside scenarios that model significantly higher tariffs, and related impacts on growth, policy rates and inflation on our earnings. Under these scenarios, we anticipate a low single-digit percentage direct impact on the Group's revenue and around $0.5bn in incremental ECLs. The broader impacts of the current conditions are more difficult to quantify, and we will continue to monitor these as we formulate our ongoing outlook.

Business disposals
Retained portfolio of home and other loans in France
Following the sale of our retail banking operations on 1 January 2024, HSBC Continental Europe retained a portfolio of home and certain other loans, with a carrying value of €7.1bn ($7.9bn) at the time of sale.
During the fourth quarter of 2024, we began actively marketing the retained portfolio for sale. As a result, on 1 January 2025 we reclassified the portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income. Since reclassification and during 1Q25, we recognised a fair value pre-tax loss in other comprehensive income of $1.3bn on the remeasurement of the financial instruments, which resulted in an approximately 0.2 percentage point reduction in the Group's CET1 ratio. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships. In the event of a sale, upon completion, the cumulative fair value changes recognised through other comprehensive income, which would reflect the terms of an agreed sale, would reclassify to the income statement. In December 2024, we entered into non-qualifying economic hedges, hedging interest rate risk on the portfolio and recognised a $0.1bn mark-to-market gain in 1Q25 in 'net income from financial instruments held for trading or managed on a fair value basis'.
Other disposals
On 23 September 2024, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, reached an agreement to sell its private banking business in Germany to BNP Paribas. The disposal group met the held for sale criteria, with balances classified as held for sale at 31 March 2025 of $2.0bn in assets and $2.0bn in liabilities. This sale is expected to complete in the second half of 2025 and generate an estimated pre-tax gain on disposal of $0.2bn, which will be recognised on completion.
On 25 September 2024, HSBC reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd. The disposal group met the held for sale criteria, with balances classified as held for sale at 31 March 2025 of $0.8bn in assets and $3.1bn in liabilities. The transaction, which is subject to regulatory and governmental approvals, is expected to complete in the second half of 2025. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 March 2025, foreign currency translation reserve and other reserve losses stood at $0.2bn.
On 20 December 2024, HSBC Continental Europe signed a Memorandum of Understanding for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d'Assurance Mutuelle. The Share Sale Agreement for the transaction was signed on 21 March 2025 following completion of all relevant employee information and consultation processes. The transaction, which is subject to regulatory approvals, is expected to complete in the second half of 2025. The disposal group met the held for sale criteria, with balances classified as held for sale at 31 March 2025 of $24.9bn in assets and $24.0bn in liabilities, and the recognition of an immaterial loss on disposal that will be recognised largely on completion. The transaction is estimated to generate a pre-tax loss of $0.2bn inclusive of migration costs and the recycling of related reserves, largely on completion. The transaction is structured on the basis of a price fixed on the reference date of 30 June 2024. Between this date and completion the loss on disposal will be adjusted for changes in the net asset value, including the entity's earnings, which will continue to be consolidated into the Group's results until disposal.
On 18 February 2025, HSBC Bank Middle East, Bahrain branch, entered into a binding agreement to transfer its retail banking business in Bahrain to Bank of Bahrain and Kuwait B.S.C. The transaction, which is subject to regulatory approval, is expected to complete in the second half of 2025. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised on completion.

Bank of Communications, Co., Limited
On 30 March 2025, Bank of Communications Co., Limited ('BoCom'), announced its intention to consider a share issuance plan of up to RMB120bn to the Ministry of Finance of the People's Republic of China and related entities (the 'Issuance'). The Issuance was approved at an Extraordinary General Meeting on 16 April 2025 and is subject to final approval by relevant government and regulatory authorities. The Issuance is part of a series of policy actions announced by the People's Bank of China, Ministry of Finance, National Financial Regulatory Administration and China Securities Regulatory Commission on 24 September 2024. The Issuance is intended to further strengthen BoCom's capital and enhance capital adequacy, in order to, among other things, provide strong support for BoCom to respond to the evolving domestic and international economic landscape and maintain its own growth in the future.
Upon completion of the Issuance, we anticipate that our stake in BoCom will reduce from 19.03% to approximately 16%, resulting in a pre-tax loss in the range of $1.2bn to $1.6bn to be recognised in the income statement, subject to timing of execution, foreign exchange and other movements. The loss would not be deductible for tax purposes as a consequence of our shareholding in BoCom being held for long-term investment purposes. The loss is expected to have no material impact on HSBC's capital ratios or distribution capacity, and will be treated as a material notable item and be excluded from our dividend payout ratio. We continue to recognise our proportionate share of BoCom's profit or loss through associate income. For further details on how we account for our share of profit or loss from BoCom, see page 355 of our Annual Report and Accounts 2024.

Financial summary

Key financial metrics

	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
Reported results
Profit before tax ($m)	9,484	2,277	12,650
Profit after tax ($m)	7,570	585	10,837
Revenue ($m)	17,649	11,564	20,752
Cost efficiency ratio (%)	45.9	74.4	39.3
Net interest margin (%)	1.59	1.54	1.63
Basic earnings per share ($)	0.39	0.01	0.54
Diluted earnings per share ($)	0.39	0.01	0.54
Dividend per ordinary share (in respect of the period) ($)1	0.10	0.36	0.31

Alternative performance measures
Constant currency profit before tax ($m)	9,484	2,197	12,501
Constant currency revenue ($m)	17,649	11,363	20,359
Constant currency cost efficiency ratio (%)	45.9	74.7	39.0
Constant currency profit before tax excluding notable items ($m)	9,766	7,241	8,816
Constant currency revenue excluding notable items ($m)	17,740	16,303	16,627
Constant currency profit before tax excluding notable items and strategic transactions ($m)	9,766	7,206	8,615
Constant currency revenue excluding notable items and strategic transactions ($m)	17,740	16,172	16,039
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.37	0.56	0.2
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.37	0.56	0.28
Basic earnings per share excluding material notable items and related impacts ($)	0.39	0.29	0.34
Return on average ordinary shareholders' equity (annualised) (%)	16.6	0.5	24.0
Return on average tangible equity (annualised) (%)	17.9	0.5	26.1
Return on average tangible equity excluding notable items (annualised) (%)	18.4	13.2	16.4
Target basis operating expenses ($m)	7,911	8,318	7,644

	At
	31 Mar 2025	31 Dec 2024	31 Mar 2024
Balance sheet
Total assets ($m)	3,054,361	3,017,048	3,000,517
Net loans and advances to customers ($m)	944,708	930,658	933,125
Customer accounts ($m)	1,666,485	1,654,955	1,570,164
Average interest-earning assets, year to date ($m)	2,124,161	2,099,285	2,140,446
Loans and advances to customers as % of customer accounts (%)	56.7	56.2	59.4
Total shareholders' equity ($m)	190,810	184,973	191,186
Tangible ordinary shareholders' equity ($m)	160,398	154,295	162,008
Net asset value per ordinary share at period end ($)	9.74	9.26	9.28
Tangible net asset value per ordinary share at period end ($)	9.08	8.6	8.67
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)2,3	14.7	14.9	15.2
Risk-weighted assets ($m)2,3	853,257	838,254	832,633
Total capital ratio (%)2,3	19.9	20.6	20.7
Leverage ratio (%)2,3	5.4	5.6	5.7
High-quality liquid assets (liquidity value) ($m)3,4	660,704	649,210	645,789
Liquidity coverage ratio (%)3,4	139	138	136
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,668	17,918	18,687
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,836	18,062	18,838
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,769	18,042	18,823

➢     For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 22. Definitions and calculations of other alternative performance measures are included in 'Alternative performance measures' on page 31.

1     The dividend per ordinary share in respect of the quarter ended 31 March 2024 includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2     Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time up to 31 December 2024, after which the transitional arrangements ceased to apply. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulations or directives, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4     The liquidity coverage ratio is based on the average value of the preceding 12 months.

Notes
-     Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2025 and the quarter ended 31 March 2024. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2025 and the corresponding balances at 31 December 2024.
-     Effective from 1 January 2025, the Group's operating segments comprise four new businesses along with Corporate Centre. All segmental comparative data have been re-presented on this basis.
-     Unless otherwise stated, the factors impacting constant currency income statement performance between periods are the same factors discussed in relation to reported income statement performance for the same periods.
-     The financial information on which this 1Q25 Earnings Release is based is unaudited. It has been prepared in accordance with our material accounting policies as described on pages 353 to 365 of the Annual Report and Accounts 2024.

Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards'), as detailed in our financial statements starting on page 341 of the Annual Report and Accounts 2024.
To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The 'constant currency performance' measure used throughout this report is described below. Definitions and calculations of other alternative performance measures are included in 'Alternative performance measures' on page 31. All alternative performance measures are reconciled to the closest reported performance measure.
Constant currency performance
Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Notable items and material notable items
We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as 'material notable items', which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group's income statement. Material notable items in 1Q25 or relevant comparative periods relate to transactions completed in 2024, comprising the sale of our retail banking operations in France, the sale of our banking business in Canada and the disposal of our business in Argentina.
➢     The tables on pages 23 to 25 and pages 28 to 30 detail the effects of notable items on each of our business segments and legal entities in 1Q25, 4Q24 and 1Q24.
Impact of strategic transactions
To aid the understanding of our results, we separately disclose the impact of strategic transactions classified as material notable items on the results of the Group and our business segments. At 1Q25, strategic transactions classified as material notable items in current or relevant comparative periods relate to transactions completed in 2024, comprising the disposal of our retail banking operations in France, the disposal of our banking business in Canada and the sale of our business in Argentina.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
➢     For further details, see 'Strategic transactions supplementary analysis' on page 26.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2025. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for 1Q25 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
-     the income statements for 4Q24 and 1Q24 at the average rate of exchange for 1Q25;
-     the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2025.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.

Summary consolidated income statement

	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Net interest income	8,302	8,185	8,653
Net fee income	3,324	2,979	3,146
Net income from financial instruments held for trading or managed on a fair value basis1	5,356	5,302	5,406
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,521	(1,988)	1,292
Insurance finance (expense)/income	(1,556)	1,970	(1,327)
Insurance service result	347	309	306
Gains/(losses) recognised on sale of business operations2	2	(5,048)	3,417
Other operating (expense)/income	353	(145)	(141)
Net operating income before change in expected credit losses and other credit impairment charges3	17,649	11,564	20,752
Change in expected credit losses and other credit impairment charges	(876)	(1,362)	(720)
Net operating income	16,773	10,202	20,032
Total operating expenses excluding amortisation and impairment of intangible assets	(7,489)	(8,010)	(7,647)
Amortisation and impairment of intangible assets	(613)	(594)	(504)
Operating profit	8,671	1,598	11,881
Share of profit in associates and joint ventures	813	679	769
Profit before tax	9,484	2,277	12,650
Tax expense	(1,914)	(1,692)	(1,813)
Profit after tax	7,570	585	10,837
Attributable to:
- ordinary shareholders of the parent company	6,932	197	10,183
- other equity holders	392	154	401
- non-controlling interests	246	234	253
Profit after tax	7,570	585	10,837
	$	$	$
Basic earnings per share	0.39	0.01	0.54
Diluted earnings per share	0.39	0.01	0.54
Dividend per ordinary share (paid in the period)	-	0.10	-
	%	%	%
Return on average ordinary shareholders' equity (annualised)	16.6	0.5	24.0
Return on average tangible equity (annualised)	17.9	0.5	26.1
Cost efficiency ratio	45.9	74.4	39.3
1     Amount in 1Q25 includes a $117m mark-to-market gain (4Q24: $114m gain) on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $92m mark-to-market loss (4Q24: $39m gain) on Grupo Financiero Galicia's ('Galicia') American Depositary Receipts ('ADRs') received as purchase consideration from the sale of our business in Argentina. Amount in 1Q24 includes a $255m gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2     Includes amounts from 'Other operating income' relating to the execution of all sales of business operations. In 4Q24, a $5.2bn loss on the recycling of foreign currency translation reserve losses and other reserves arising on the sale of our business in Argentina, was recognised. In 1Q24, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $255m gain on the foreign exchange hedging (see footnote above) on the sale of our banking business in Canada, and an impairment loss of $1.1bn relating to the sale of our business in Argentina, was recognised.
3     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Distribution of results by business segment and legal entity

Distribution of results by business segment
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Constant currency revenue1
Hong Kong	4,006	3,817	3,686
UK	3,003	3,012	2,877
CIB	7,187	6,478	6,692
IWPB	3,511	3,131	3,496
Corporate Centre	(58)	(5,075)	3,608
Total	17,649	11,363	20,359
Constant currency profit/(loss) before tax
Hong Kong	2,543	2,162	2,315
UK	1,551	1,481	1,656
CIB	3,520	2,093	3,173
IWPB	1,188	496	1,192
Corporate Centre	682	(4,035)	4,165
Total	9,484	2,197	12,501
1     Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.

Distribution of results by legal entity
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	1,711	1,658	1,811
HSBC Bank plc	1,013	208	697
The Hongkong and Shanghai Banking Corporation Limited	6,126	4,465	5,457
HSBC Bank Middle East Limited	283	247	283
HSBC North America Holdings Inc.	266	386	253
HSBC Bank Canada	-	-	186
Grupo Financiero HSBC, S.A. de C.V.	188	48	186
Other trading entities	448	352	390
- of which: other Middle East entities (including Türkiye, Egypt and Saudi Arabia)	239	205	214
- of which: Saudi Awwal Bank	176	133	145
Holding companies, shared service centres and intra-Group eliminations1	(551)	(5,087)	3,387
Total	9,484	2,277	12,650
Constant currency profit/(loss) before tax
HSBC UK Bank plc	1,711	1,628	1,798
HSBC Bank plc	1,013	202	688
The Hongkong and Shanghai Banking Corporation Limited	6,126	4,434	5,429
HSBC Bank Middle East Limited	283	247	283
HSBC North America Holdings Inc.	266	388	253
HSBC Bank Canada	-	-	176
Grupo Financiero HSBC, S.A. de C.V.	188	47	155
Other trading entities	448	349	336
- of which: other Middle East entities (including Türkiye, Egypt and Saudi Arabia)	239	200	159
- of which: Saudi Awwal Bank	176	133	145
Holding companies, shared service centres and intra-Group eliminations1	(551)	(5,098)	3,383
Total	9,484	2,197	12,501
1     Quarter ended 31 December 2024 included a $5.2bn loss on the recycling of foreign currency translation reserve losses and other reserves arising on the sale of our business in Argentina. Quarter ended 31 March 2024 included a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses. This was partly offset by a $1.1bn impairment recognised in relation to the sale of our business in Argentina.
➢       The tables on pages 23 to 30 reconcile reported to constant currency results for each of our business segments and legal entities.

Income statement results

1Q25 compared with 1Q24 - reported results

Movement in reported profit compared with 1Q24
	Quarter ended
			Variance
			1Q25 vs. 1Q24
	31 Mar 2025	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	20,752	(3,103)	(15)	(4,472)
- of which: net interest income	8,302	8,653	(351)	(4)	(787)
ECL	(876)	(720)	(156)	(22)	101
Operating expenses	(8,102)	(8,151)	49	1	393
Share of profit from associates and JVs	813	769	44	6	-
Profit before tax	9,484	12,650	(3,166)	(25)	(3,979)
Tax expense	(1,914)	(1,813)	(101)	(6)
Profit after tax	7,570	10,837	(3,267)	(30)
1     For details, see 'Strategic transactions supplementary analysis' on page 26.

Supplementary management view of revenue
	Quarter ended
			Variance
			1Q25 vs. 1Q24
	31 Mar 2025	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	20,752	(3,103)	(15)	(4,472)
Banking NII2	10,599	11,266	(667)	(6)	(816)
Fee and other income	7,050	9,486	(2,436)	(26)	(3,656)
- Notable items	(91)	3,732	(3,823)	>(100)	(3,814)
- Wealth	2,290	1,893	397	21	(62)
- Wholesale Transaction Banking	2,851	2,597	254	10	(71)
- Other	2,000	1,264	736	58	291
1     For details, see 'Strategic transactions supplementary analysis' on page 26.
2     For a reconciliation of banking NII to reported net interest income, see page 13.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(91)	(4,986)	3,732
Early redemption of legacy securities	-	46	-
Currency translation on revenue notable items	-	-	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(50)	(50)	(63)
Restructuring and other related costs	(141)	(56)	13
Currency translation on operating expenses notable items	-	2	3

1Q25 compared with 1Q24 - constant currency basis

Movement in profit before tax compared with 1Q24 - on a constant currency basis
	Quarter ended
			Variance
			1Q25 vs. 1Q24
	31 Mar 2025	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	20,359	(2,710)	(13)	(4,402)
ECL	(876)	(674)	(202)	(30)	85
Operating expenses	(8,102)	(7,945)	(157)	(2)	346
Share of profit from associates and JVs	813	761	52	7	-
Profit before tax	9,484	12,501	(3,017)	(24)	(3,971)
1     For details, see 'Strategic transactions supplementary analysis' on page 26.

1Q25 compared with 1Q24 - performance commentary
Profit before tax
Reported profit before tax of $9.5bn was $3.2bn lower than in 1Q24, primarily reflecting the impact of notable items. These included the non-recurrence of a $4.8bn gain in 1Q24 on the disposal of our banking business in Canada, partly offset by a loss of $1.1bn in 1Q24 on classification of our business in Argentina as held for sale. The reduction in profit before tax was partly offset by strong performances in fee and other income in Wealth in our IWPB and Hong Kong business segments, and Wholesale Transaction Banking in our CIB segment, which mitigated a reduction in banking NII.
Reported operating expenses were broadly stable, while ECL increased, mainly due to an increased weighting of economic assumptions to the downside scenarios.
Reported profit after tax of $7.6bn was $3.3bn lower than in 1Q24.
On a constant currency basis, profit before tax of $9.5bn was $3.0bn lower than in 1Q24.
Revenue
Reported revenue of $17.6bn was $3.1bn or 15% lower than in 1Q24, reflecting a net adverse movement in notable items of $3.7bn, primarily relating to our disposals in Canada and Argentina. Revenue excluding notable items increased, reflecting higher fee and other income in Wealth, mainly from strong performances in Global Private Banking and investment distribution reflecting increased customer activity, and in Insurance from a higher CSM release. Fee and other income also increased in Wholesale Transaction Banking, particularly in Global Foreign Exchange from elevated market volatility, as well as in Debt and Equity Markets.
NII fell by $0.4bn compared with 1Q24, including an adverse impact of foreign currency translation differences of $0.3bn and the impact of business disposals in Canada and Argentina. Excluding these factors, NII increased from the impact of lower interest rates on funding costs and the benefit of our structural hedge, which more than offset a reduction in asset yields, in part due to a favourable movement in our asset mix. The fall in interest rates reduced the funding costs associated with generating revenue that is recognised in 'net income from financial instruments held for trading or managed on a fair value basis', arising from the deployment of our commercial surplus to the trading book. The reduction in funding costs of the trading book and the decrease in NII led to a fall in banking NII of $0.7bn to $10.6bn.
On a constant currency basis, revenue decreased by $2.7bn or 13%, and included a reduction of $4.4bn relating to the impact of strategic transactions. Banking NII fell by $0.3bn on a constant currency basis.
ECL
Reported ECL of $0.9bn were $0.2bn higher than in 1Q24, as we increased allowances to reflect heightened uncertainty and deterioration in the forward economic outlook due to geopolitical tensions and higher trade tariffs. ECL in 1Q25 included charges of $0.1bn against exposures in the onshore Hong Kong commercial real estate sector.
On a constant currency basis, ECL charges were $0.2bn higher than in 1Q24.
➢       For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 40 to 45.
Operating expenses
Reported operating expenses of $8.1bn were broadly stable. There were reductions due to the completion of disposals in Canada and Argentina and a favourable impact from foreign currency translation differences of $0.2bn. These reductions were partly offset by $0.1bn of restructuring and other related costs in 1Q25 related to our organisational simplification, mainly severance costs that are classified as notable items. Cost growth also reflected higher spend and investment in technology and the impacts of inflation.
On a constant currency basis, operating expenses increased by $0.2bn or 2%. Target basis operating expenses were $0.3bn or 3.5% higher than in 1Q24.
Share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.8bn was $44m or 6% higher. This included a higher share of profit from Saudi Awwal Bank ('SAB') and BoCom.
Tax expense
Tax in 1Q25 was a charge of $1.9bn, representing an effective tax rate of 20.2%. The effective tax rate for 1Q25 increased by 0.7% due to charges in respect of prior periods. Tax in 1Q24 was a charge of $1.8bn, representing an effective tax rate of 14.3%. The effective tax rate for 1Q24 was reduced by the non-taxable gain on the sale of our banking business in Canada and increased by a non-deductible loss recorded in relation to the sale of the Group's business in Argentina.
First interim dividend for 2025
On 29 April 2025, the Board announced a first interim dividend for 2025 of $0.10 per ordinary share. For further details, see page 50.

1Q25 compared with 4Q24 - reported results

Movement in reported profit compared with 4Q24
	Quarter ended
			Variance
			1Q25 vs. 4Q24
	31 Mar 2025	31 Dec 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	11,564	6,085	53	4,744
- of which: net interest income	8,302	8,185	117	1	(142)
ECL	(876)	(1,362)	486	36	9
Operating expenses	(8,102)	(8,604)	502	6	124
Share of profit from associates and JVs	813	679	134	20	-
Profit before tax	9,484	2,277	7,207	>100	4,877
Tax expense	(1,914)	(1,692)	(222)	(13)
Profit after tax	7,570	585	6,985	>100
1     For details, see 'Strategic transactions supplementary analysis' on page 26.

Supplementary management view of revenue
	Quarter ended
			Variance
			1Q25 vs. 4Q24
	31 Mar 2025	31 Dec 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	11,564	6,085	53	4,744
Banking NII2	10,599	10,950	(351)	(3)	(165)
Fee and other income	7,050	614	6,436	>100	4,909
- Notable items	(91)	(4,986)	4,895	(98)	4,886
- Wealth	2,290	1,758	532	30	(22)
- Wholesale Transaction Banking	2,851	2,533	318	13	(14)
- Other	2,000	1,309	691	53	59
1     For details, see 'Strategic transactions supplementary analysis' on page 26.
2     For a reconciliation of banking NII to reported net interest income, see page 13.

1Q25 compared with 4Q24 - constant currency basis

Movement in profit before tax compared with 4Q24 - on a constant currency basis
	Quarter ended
			Variance
			1Q25 vs. 4Q24
	31 Mar 2025	31 Dec 2024			of which strategic transactions1
	$m	$m	$m	%	$m
Revenue	17,649	11,363	6,286	55	4,753
ECL	(876)	(1,347)	471	35	8
Operating expenses	(8,102)	(8,492)	390	5	116
Share of profit from associates and JVs	813	673	140	21	-
Profit before tax	9,484	2,197	7,287	>100	4,877
1     For details, see 'Strategic transactions supplementary analysis' on page 26.
1Q25 compared with 4Q24 - performance commentary
Profit before tax
Reported profit before tax of $9.5bn was $7.2bn higher, reflecting a net favourable impact of notable items of $4.8bn, primarily the non-recurrence of a $5.2bn loss in 4Q24 from the recycling of foreign currency translation reserve losses and other reserves following the disposal of our business in Argentina. In addition, higher revenue included growth in Wealth in our IWPB and Hong Kong business segments, and increases in Debt and Equity Markets, and Global Foreign Exchange in our CIB segment. ECL were lower than in 4Q24 and operating expenses also fell.
Reported profit after tax of $7.6bn was $7.0bn higher than in 4Q24.
On a constant currency basis, profit before tax of $9.5bn was $7.3bn higher than in 4Q24. Constant currency profit before tax excluding notable items of $9.8bn was $2.5bn or 35% higher.

Revenue
Reported revenue of $17.6bn was $6.1bn or 53% higher, which included a net favourable impact of $4.8bn of notable items, primarily the non-recurrence of a $5.2bn loss in 4Q24 following the disposal of our business in Argentina.
The growth in reported revenue also reflected a rise in fee and other income from the impact of higher customer activity across Wealth products in our IWPB and Hong Kong business segments, and an increase in Debt and Equity Markets in our CIB segment. Fee and other income from Wholesale Transaction Banking also increased, primarily in Global Foreign Exchange, driven by increased market volatility in 1Q25.
NII of $8.3bn increased by $0.1bn, as the benefit of our structural hedge, the impact of lower interest rates on funding costs and a favourable movement in our asset mix were partly offset by the disposal of our business in Argentina and a lower number of days in 1Q25 than in 4Q24. The funding costs associated with the trading book decreased by $0.5bn, resulting in a reduction in banking NII of $0.4bn or 3% to $10.6bn. Excluding the impact of foreign currency translation differences and the disposal in Argentina, banking NII was stable compared with 4Q24.
On a constant currency basis revenue increased by $6.3bn or 55%, and included a $4.8bn favourable impact from strategic transactions.
ECL
Reported ECL charges of $0.9bn were $0.5bn lower than in 4Q24. ECL in 4Q24 included stage 3 charges relating to exposures in the mainland China commercial real estate sector, as well as a charge relating to a single exposure in the UK. In 1Q25, ECL included charges to reflect heightened uncertainty and deterioration in the forward economic outlook due to geopolitical tensions and higher trade tariffs.
On a constant currency basis ECL charges were $0.5bn lower than in 4Q24.
Operating expenses
Reported operating expenses of $8.1bn were $0.5bn or 6% lower, which included favourable foreign currency translation differences between the periods of $0.1bn. The reduction reflected the non-recurrence of banking levies of $0.2bn, which were mainly incurred in the fourth quarter, and the impact of the disposal of our business in Argentina. These reductions were partly offset by an increase in notable items, including restructuring and other related costs, primarily related to severance, and higher spend and investment in technology.
Operating expenses decreased by $0.4bn or 5% on a constant currency basis. Target basis operating expenses fell by 5% compared with 4Q24, mainly due to the reduction in bank levy charges that were incurred in the fourth quarter.
The number of employees expressed in full-time equivalent staff ('FTE') at 31 March 2025 was 211,940, an increase of 636 compared with 31 December 2024. The number of contractors at 31 March 2025 was 4,060, a decrease of 166 since 31 December 2024.
Share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.8bn was $0.1bn higher. This included an increase in the share of profit from BoCom and SAB.

Net interest income

	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Interest income	24,413	26,004	28,265
Interest expense	(16,111)	(17,819)	(19,612)
Net interest income	8,302	8,185	8,653
Average interest-earning assets	2,124,161	2,113,276	2,140,446
	%	%	%
Gross interest yield1	4.66	4.90	5.31
Less: gross interest payable1	(3.34)	(3.60)	(4.10)
Net interest spread2	1.32	1.30	1.21
Net interest margin3	1.59	1.54	1.63
1     Gross interest yield is the average annualised interest rate earned on average interest-earning assets ('AIEA'). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities ('AIBL').
2     Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3     Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Net interest income
NII in 1Q25 was $8.3bn, a decrease of $0.4bn or 4% compared with 1Q24, mainly due to the business disposals in Argentina and Canada, which resulted in reductions of $0.5bn and $0.3bn respectively. Excluding these factors, NII increased from the impact of lower interest rates on funding costs and the benefit of our structural hedge, which more than offset a reduction in asset yields, in part due to a favourable movement in our asset mix. Excluding the adverse effect of foreign currency translation differences, NII was stable compared with 1Q24.
NII in 1Q25 compared with 4Q24 was up $0.1bn, as the benefit of our structural hedge, the impact of lower interest rates on funding costs and a favourable movement in our asset mix were partly offset by a reduction of $0.2bn from the disposal of our business in Argentina and a lower number of days in 1Q25 than in 4Q24.
Net interest margin
NIM for 1Q25 of 1.59% was 4 basis points ('bps') lower compared with 1Q24, reflecting lower interest rates. NIM was up 5bps in 1Q25 compared with 4Q24, mainly driven by higher margins in Asia and Europe as the cost of liabilities fell more than asset yields. Excluding the adverse effect of foreign currency translation differences, NIM in 1Q25 was stable compared with 1Q24.

Interest income and interest expense
Interest income in 1Q25 of $24.4bn decreased by $3.9bn or 14% compared with 1Q24, and by $1.6bn or 6% compared with 4Q24, due to the business disposals referred to above and lower market interest rates. Excluding the adverse effect of foreign currency translation differences, interest income fell by $3.1bn compared with 1Q24, and by $1.3bn compared with 4Q24.
Interest expense in 1Q25 of $16.1bn decreased by $3.5bn or 18% compared with 1Q24, and by $1.7bn or 10% compared with 4Q24, due to the business disposals referred to above and lower market interest rates. Excluding the favourable effects of foreign currency translation differences, interest expense fell by $3.2bn compared with 1Q24, and by $1.5bn compared with 4Q24.

Banking net interest income
Banking NII is an alternative performance measure, and is defined as Group NII after deducting:
-     the internal cost to fund trading and fair value net assets for which associated revenue is reported in 'Net income from financial instruments held for trading or managed on a fair value basis', also referred to as 'trading and fair value income'. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
-     the funding costs of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
-     third-party NII in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in 'net income from financial instruments held for trading or managed on a fair value basis'. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding costs reported in NII with an equivalent offsetting increase in 'net income from financial instruments held for trading or managed on a fair value basis' in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in NII. Third-party NII in our insurance business is deducted from reported NII in IWPB to compute banking NII. Total insurance NII is presented in 'fee and other income' in the Insurance product within Wealth in IWPB's management view of revenue, with intercompany NII presented in 'other'.
Banking NII was $10.6bn in 1Q25, a reduction of $0.7bn or 6% compared with 1Q24. The fall in banking NII included reductions from the disposal of our business in Argentina of $0.5bn and our banking business in Canada of $0.3bn. The funding costs associated with generating trading and fair value income were $2.4bn, a decrease of $0.3bn compared with 1Q24, primarily reflecting a reduction in interest rates. An increase in NII in our main legal entities in Asia and Europe included the benefit of lower interest rates on funding costs and the impact of our structural hedge, which was broadly offset by a corresponding reduction in those entities of the funding costs of the trading book that are deducted from NII to derive banking NII.
The internally allocated funding of the net trading and fair value asset base was approximately $200bn at 31 March 2025, a rise of approximately $13bn since 31 March 2024, and broadly stable compared with 31 December 2024. This relates to trading, fair value and associated net asset balances predominantly in CIB.

Banking net interest income
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Net interest income	8,302	8,185	8,653
Banking book funding costs used to generate 'net income from financial instruments held for trading or managed on a fair value basis'	2,403	2,874	2,722
Third-party net interest income from insurance	(106)	(109)	(109)
Banking net interest income	10,599	10,950	11,266
Currency translation		(133)	(367)
Banking net interest income - on a constant currency basis	10,599	10,817	10,899
Banking net interest income - on a reported basis	10,599	10,950	11,266
- of which:
The Hongkong and Shanghai Banking Corporation Limited	5,439	5,464	5,435
HSBC UK Bank plc	2,662	2,663	2,530
HSBC Bank plc	1,104	1,182	1,109

Summary consolidated balance sheet

	At
	31 Mar 2025	31 Dec 2024
	$m	$m
Assets
Cash and balances at central banks	254,660	267,674
Trading assets	318,579	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	120,340	115,769
Derivatives	214,148	268,637
Loans and advances to banks	100,843	102,039
Loans and advances to customers	944,708	930,658
Reverse repurchase agreements - non-trading	278,216	252,549
Financial investments	522,298	493,166
Assets held for sale	28,131	27,234
Other assets	272,438	244,480
Total assets	3,054,361	3,017,048
Liabilities
Deposits by banks	88,186	73,997
Customer accounts	1,666,485	1,654,955
Repurchase agreements - non-trading	197,979	180,880
Trading liabilities	72,402	65,982
Financial liabilities designated at fair value	149,195	138,727
Derivatives	212,584	264,448
Debt securities in issue	100,051	105,785
Insurance contract liabilities	112,541	107,629
Liabilities of disposal groups held for sale	30,000	29,011
Other liabilities	226,821	203,361
Total liabilities	2,856,244	2,824,775
Equity
Total shareholders' equity	190,810	184,973
Non-controlling interests	7,307	7,300
Total equity	198,117	192,273
Total liabilities and equity	3,054,361	3,017,048

Balance sheet commentary
Balance sheet - 31 March 2025 compared with 31 December 2024
At 31 March 2025, our total assets of $3.1tn were $37bn higher on a reported basis and included favourable effects of foreign currency translation differences of $40bn. On a constant currency basis, total assets were $2bn lower, driven by a decrease in derivative assets and lower cash and balances at central banks. These were partly offset by an increase in settlement accounts, growth in financial investments balances, and higher reverse repurchase agreements.
Loans and advances to customers as a percentage of customer accounts were 56.7%, compared with 56.2% at 31 December 2024.

Combined view of customer lending and customer deposits
	At
	31 Mar 2025	31 Dec 2024
	$m	$m
Loans and advances to customers	944,708	930,658
Loans and advances to customers of disposal groups reported in 'Assets held for sale'	1,246	965
- private banking business in Germany	315	309
- business in South Africa	746	656
- retail banking business in Bahrain	185	-
Non-current assets held for sale		12
Combined customer lending	945,954	931,635
Currency translation	-	12,159
Combined customer lending at constant currency	945,954	943,794
Customer accounts	1,666,485	1,654,955
Customer accounts reported in 'Liabilities of disposal groups held for sale'	5,874	5,399
- private banking business in Germany	1,976	2,085
- business in South Africa	3,030	3,294
- retail banking business in Bahrain	865	-
- other	3	20
Combined customer deposits	1,672,359	1,660,354
Currency translation	-	20,282
Combined customer deposits at constant currency	1,672,359	1,680,636

Loans and advances to customers
Loans and advances to customers of $0.9tn were $14bn higher on a reported basis. This included favourable effects of foreign currency translation differences of $12bn. Excluding foreign currency translation differences, customer lending balances increased by $2bn. The increase included growth in our CIB segment, mainly in term lending, which was broadly offset by a reduction of $7bn in Corporate Centre from the reclassification of home and other loans retained in France following the disposal of our retail banking operations to 'financial investments measured at fair value through other comprehensive income'.
The following movements are on a constant currency basis.
In our Hong Kong business, customer lending decreased by $2bn. This was driven by lower credit card advances balances, reflecting reduced spending by customers and a decrease in term lending. Mortgage balances also decreased due to ongoing repayments.
In our UK business, customer lending rose by $2bn, primarily driven by continued growth in mortgage balances.
In CIB, customer lending increased by $7bn. This was driven by term lending growth in our main legal entities in Asia, including in India and Australia, an increase in overdraft balances in HSBC Bank plc, and to a lesser extent growth in our entities in the Middle East and the US.
In IWPB, customer lending increased by $2bn, primarily driven by growth in Global Private Banking in our main legal entity in Hong Kong.
Customer accounts
Customer accounts of $1.7tn increased by $12bn on a reported basis. This included favourable effects of foreign currency translation differences of $20bn, mainly in our UK entities. Excluding foreign currency translation differences, customer accounts decreased by $9bn.
The following movements are on a constant currency basis.
In our Hong Kong and UK business segments, customer accounts remained stable.
In CIB, customer accounts decreased by $12bn. This was driven by lower balances in our legal entities in Asia and the US, primarily reflecting seasonal outflows in 1Q25.
In IWPB, customer accounts rose by $5bn, primarily driven by growth in Global Private Banking in our legal entity in Hong Kong and in HSBC Bank plc, mainly in term deposits.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through 'debt instruments at fair value through other comprehensive income' in equity. At 31 March 2025, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $2.7bn related to these hold-to-collect-and-sell positions, excluding investments held in our insurance business. This compared with an unrealised loss of $3.8bn at 31 December 2024, and reflected a $1.1bn pre-tax gain in 1Q25, inclusive of movements on related fair value hedges.
On 1 January 2025, we reclassified a portfolio of home and other loans associated with the sale of our retail banking operations in France to a hold-to-collect-and-sell business model, measuring it in loans and advances at fair value through other comprehensive income. Since reclassification and during 1Q25, we recognised a fair value post-tax loss in other comprehensive income of $1.3bn on the remeasurement of these financial instruments.
Overall, the Group is positively exposed to rising interest rates through NII, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity, or as interest rates begin to fall.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are held to manage our interest rate exposure. At 31 March 2025, the debt instruments within this portfolio had a cumulative unrecognised loss of $1.0bn, representing a $1.9bn improvement during 1Q25.

Risk-weighted assets - 31 March 2025 compared with 31 December 2024
RWAs of $853.3bn increased by $15.0bn, primarily due to foreign currency translation differences of $8.0bn and $4.7bn of asset quality movements in Hong Kong and the UK, and asset size movements of $4.5bn, principally from our UK and US CIB business.
➢     For further details on RWAs, see page 48.

Business segments
The Group Operating Committee is considered to be the Chief Operating Decision Maker ('CODM') for the purposes of identifying the Group's reportable segments.
The Group Operating Committee reviews operating activity on a number of bases, including by business segments and legal entities. Our business segments - Hong Kong, UK, Corporate and Institutional Banking and International Wealth and Premier Banking - along with Corporate Centre - are our reportable segments under IFRS 8 'Operating Segments'. Business segment results are assessed by the CODM on the basis of constant currency performance, which removes the effects of currency translation impacts from reported results. Therefore, we present these results on a constant currency basis.
As required by IFRS 8, reconciliations of the constant currency results to the Group's reported results are presented on page 22. Supplementary reconciliations of constant currency to reported results by business segment are presented on pages 23 to 27 for information purposes.

Management view of revenue
Our business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
We group certain products in a consistent manner across our business segments. Wholesale transaction banking comprises our Global Foreign Exchange, Global Payments Solutions, Global Trade Solutions and Securities Services businesses. Wealth comprises our Investment Distribution, Insurance, Global Private Banking and Asset Management businesses.
On page 9, we also provide a summarised management view of revenue for the Group's results, on reported foreign exchange rates, to supplement the Group's reported revenue performance using a consistent product grouping that we use to assess and manage our segmental performance.

Hong Kong business - constant currency basis

Results - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	4,006	3,817	3,686	320	9	-
ECL	(320)	(355)	(234)	(86)	(37)	-
Operating expenses	(1,143)	(1,300)	(1,137)	(6)	(1)	-
Share of profit/(loss) from associates and JVs	-	-	-	-	-	-
Profit before tax	2,543	2,162	2,315	228	10	-
1     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Management view of revenue - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions3
	$m	$m	$m	$m	%	$m
Banking NII1	3,040	3,060	2,956	84	3	-
Fee and other income	966	757	730	236	32	-
- Retail Banking and Wealth	661	502	442	219	50	-
- Retail Banking	87	74	61	26	43	-
- Wealth	546	416	361	185	51	-
- Other2	28	12	20	8	40
- Commercial Banking	305	255	288	17	6	-
- Wholesale Transaction Banking	176	179	168	8	5	-
- Credit and Lending	27	18	25	2	8	-
- Other2	102	58	95	7	7	-
Revenue excluding notable items	4,006	3,817	3,686	320	9	-
Notable items	-	-	-	-	-	-
Revenue	4,006	3,817	3,686	320	9	-
RoTE (annualised) (%)	37.3		38.0
1     For a description of how we derive banking NII, see page 13. In the Hong Kong business, there are no adjustments to net interest income to derive banking NII.
2     Includes revenue from Markets Treasury. It also includes other non-product specific income and notional tax credits.
3     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Notable items
Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Operating expenses
Restructuring and other related costs	(7)	-	-
Currency translation on operating expenses notable items	-	-	-

1Q25 compared with 1Q24
Profit before tax of $2.5bn was $0.2bn or 10% higher than in 1Q24 on a constant currency basis. This was driven by an increase in revenue of $0.3bn or 9%, mainly from a strong performance in fee and other income in Wealth. This was partly offset by an increase in ECL compared with 1Q24.
Revenue of $4.0bn was $0.3bn or 9% higher on a constant currency basis.
Banking NII of $3.0bn increased by $0.1bn or 3%. The increase was driven by deposit balance growth of $36bn or 8% and a lower cost of funding as interest rates reduced. This was partly offset by lower lending balances and the impact of lower interest rates on both lending yields and earnings on our commercial surplus.
Fee and other income of $1.0bn was up by $0.2bn or 32%. The growth was mainly driven by Wealth fee and other income of $0.5bn, which increased by $0.2bn or 51%, reflecting a strong performance in investment distribution due to elevated market volatility, leading to higher client activity.
ECL of $0.3bn in 1Q25 increased by $0.1bn compared with 1Q24 on a constant currency basis. The 1Q25 period included higher charges due to a deterioration in the forward economic outlook and higher charges in the Hong Kong commercial real estate sector.
Operating expenses of $1.1bn were stable on a constant currency basis.

UK business - constant currency basis

Results - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	3,003	3,012	2,877	126	4	-
ECL	(169)	(167)	(54)	(115)	>(100)	-
Operating expenses	(1,283)	(1,364)	(1,167)	(116)	(10)	-
Share of profit/(loss) from associates and JVs	-	-	-	-	-	-
Profit before tax	1,551	1,481	1,656	(105)	(6)	-
1     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Management view of revenue - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions3
	$m	$m	$m	$m	%	$m
Banking NII1	2,561	2,524	2,414	147	6	-
Fee and other income	442	488	463	(21)	(5)	-
- Retail Banking and Wealth	151	176	168	(17)	(10)	-
- Retail Banking	62	80	52	10	19	-
- Wealth	86	76	97	(11)	(11)	-
- Other2	3	20	19	(16)	(84)	-
- Commercial Banking	291	312	295	(4)	(1)	-
- Wholesale Transaction Banking	216	216	215	1	-	-
- Credit and Lending	53	54	49	4	8	-
- Other2	22	42	31	(9)	(29)	-
Revenue excluding notable items	3,003	3,012	2,877	126	4	-
Notable items	-	-	-	-	-	-
Revenue	3,003	3,012	2,877	126	4	-
RoTE (annualised) (%)	22.8		26.4
1     For a description of how we derive banking NII, see page 16. In the UK business, there are no adjustments to net interest income to derive banking NII.
2     Includes revenue from Markets Treasury. It also includes other non-product specific income and notional tax credits.
3     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	4	-
Restructuring and other related costs	(4)	1	2
Currency translation on operating expenses notable items	-	-	-

1Q25 compared with 1Q24
Profit before tax of $1.6bn was $0.1bn or 6% lower than in 1Q24 on a constant currency basis. The rise in revenue was primarily from higher banking NII, including the benefit of our structural hedge, which was more than offset by higher ECL charges and growth in operating expenses.
Revenue of $3.0bn was $0.1bn or 4% higher on a constant currency basis.
Banking NII of $2.6bn increased by $0.1bn or 6%. This included the benefit of our structural hedge and higher allocated NII from Markets Treasury. The increase also reflected higher lending balances across major products and growth in deposit balances, in line with the increase in the overall market size. These increases were partly offset by margin compression on mortgages, while customer migration to interest-bearing deposit accounts began to stabilise.
Fee and other income of $0.4bn fell by 5%. In Retail Banking and Wealth, a rise in transaction volumes in Retail Banking was more than offset by lower fees on foreign exchange transactions in Wealth. In Commercial Banking, fee and other income was broadly stable.
ECL of $0.2bn in 1Q25 increased by $0.1bn compared with 1Q24 on a constant currency basis. The increase reflected the non-recurrence of releases against retail exposures in 1Q24.
Operating expenses of $1.3bn increased by $0.1bn or 10% on a constant currency basis, due to higher spend and investment in technology and in our operational resilience, partly mitigated by continued cost discipline.

Corporate and Institutional Banking - constant currency basis

Results - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	7,187	6,478	6,692	495	7	(355)
ECL	(169)	(519)	(171)	2	1	60
Operating expenses	(3,498)	(3,866)	(3,348)	(150)	(4)	136
Share of profit/(loss) from associates and JVs	-	-	-	-	-	-
Profit before tax	3,520	2,093	3,173	347	11	(159)
1     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Management view of revenue - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions3
	$m	$m	$m	$m	%	$m
Banking NII1	3,444	3,541	3,692	(248)	(7)	(402)
Fee and other income	3,743	2,937	3,000	743	25	46
- Wholesale Transaction Banking	2,458	2,107	2,151	307	14	(62)
- Investment Banking	250	229	234	16	7	(3)
- Debt and Equity Markets	1,018	502	694	324	47	6
- Wholesale Credit and Lending	143	150	158	(15)	(9)	(47)
- Other2	(126)	(51)	(237)	111	47	152
Revenue excluding notable items	7,187	6,478	6,692	495	7	(355)
Notable items	-	-	-	-	-	-
Revenue	7,187	6,478	6,692	495	7	(355)
RoTE (annualised) (%)	18.7		16.0
1     For a description of how we derive banking NII, see page 16. In CIB, there are no adjustments to net interest income to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in 'fee and other income'. On consolidation, this funding is eliminated in Corporate Centre. In 1Q25, this funding cost was $2.4bn (1Q24: $2.7bn).
2     Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.
3     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(26)	(11)	(1)
Restructuring and other related costs	(46)	(6)	3
Currency translation on operating expenses notable items	-	1	-

1Q25 compared with 1Q24
Profit before tax of $3.5bn was $0.3bn higher than in 1Q24 on a constant currency basis. Revenue increased, reflecting strong performances in Foreign Exchange in Wholesale Transaction Banking and in Debt and Equity Markets, as well as higher revenue allocated from Corporate Centre, primarily related to lower adverse hyperinflationary impacts following the disposal of our business in Argentina. The increase in revenue was partly offset by higher operating expenses.
Revenue of $7.2bn was $0.5bn or 7% higher on a constant currency basis, including the adverse impact of the disposals of our businesses in Canada and Argentina. The underlying growth was driven by strong momentum in fee and other income in Wholesale Transaction Banking and Debt and Equity Markets.
Banking NII of $3.4bn decreased by $0.2bn or 7%, including a reduction of $0.4bn due to business disposals in Canada and Argentina. Banking NII reflected the impact of lower interest rates on margins and changes in product mix in Global Payments Solutions ('GPS'), although this was offset by 6% growth in average GPS balances. Banking NII increased in Global Trade Solutions ('GTS') due to higher balances and higher margins, mainly in our legal entities in Asia. In addition, there was lower allocated interest expense from HSBC Holdings.
Fee and other income of $3.7bn increased by $0.7bn or 25%.
-     In Wholesale Transaction Banking, fee and other income increased by $0.3bn or 14%, mainly due to higher income in Global Foreign Exchange from elevated market volatility in 1Q25 despite continued margin compression.
-     In Debt and Equity Markets, fee and other income was up $0.3bn or 47%, driven by new client onboarding in prime finance and robust institutional financing demand. Revenue from equity derivatives benefited from the rise in market volatility resulting from the uncertain macroeconomic outlook.
-     In Other, fee and other income decreased by $0.1bn, largely due to adverse hyperinflationary impacts in Argentina in 1Q24 which did not recur following the disposal of our business there.
ECL charges of $0.2bn were broadly stable on a constant currency basis.
Operating expenses of $3.5bn were $0.2bn or 4% higher than in 1Q24 on a constant currency basis. The increase included restructuring and other related costs, and costs associated with business wind-downs. It also reflected higher spend and investment in technology, and inflationary impacts. These increases were in part mitigated by continued cost discipline and the impact of the sale of our banking business in Canada.

International Wealth and Premier Banking - constant currency basis

Results - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	3,511	3,131	3,496	15	-	(286)
ECL	(227)	(304)	(208)	(19)	(9)	25
Operating expenses	(2,106)	(2,335)	(2,108)	2	-	168
Share of profit/(loss) from associates and JVs	10	4	12	(2)	(17)	-
Profit before tax	1,188	496	1,192	(4)	-	(93)
1     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Management view of revenue - on a constant currency basis
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024	Variance
				1Q25 vs. 1Q24
						of which strategic transactions3
	$m	$m	$m	$m	%	$m
Banking NII1	1,706	1,782	1,977	(271)	(14)	(285)
Fee and other income	1,819	1,376	1,466	353	24	53
- Retail Banking	153	175	186	(33)	(18)	(17)
- Wealth	1,659	1,255	1,409	250	18	(57)
- Other2	7	(54)	(129)	136	>100	126
Revenue excluding notable items	3,525	3,158	3,443	82	2	(233)
Notable items	(14)	(27)	53	(67)	>(100)	(53)
Revenue	3,511	3,131	3,496	15	-	(286)
RoTE (annualised) (%)	19.2		18.1
1     For a description of how we derive banking NII, see page 13. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total IWPB NII, which was $0.1bn in 1Q25 (1Q24: $0.1bn). Total Insurance NII is presented in 'fee and other income' in Wealth.
2     Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
3     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(14)	(27)	53
Currency translation on revenue notable items	-	-	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(4)	(2)	(1)
Restructuring and other related costs	(23)	(15)	-
Currency translation on operating expenses notable items	-	-	1

1Q25 compared with 1Q24
Profit before tax of $1.2bn was stable compared with 1Q24 on a constant currency basis.
Revenue of $3.5bn was $15m higher on a constant currency basis.
Banking NII of $1.7bn decreased by $0.3bn or 14%, primarily driven by the impact of business disposals in Canada and Argentina, and the effects of lower interest rates. This reduction was partly offset by balance sheet growth.
Fee and other income of $1.8bn was up by $0.4bn or 24%, driven by higher customer activity in all Wealth products, mainly in Hong Kong.
In Wealth, fee and other income of $1.7bn was up $0.3bn or 18%, due to growth in Global Private Banking of $0.1bn or 34%, as increased customer activity led to strong performances in brokerage and trading, and from higher annuity fees. Insurance increased by $0.1bn or 14%, reflecting a higher CSM release given continued year-on-year growth in our CSM balances, with a 1Q25 balance of $12.8bn, up $0.9bn or 7%, which included a reduction of $0.9bn from the reclassification of our life insurance business in France to held for sale.
ECL of $0.2bn in 1Q25 increased by $19m compared with 1Q24 on a constant currency basis.
Operating expenses of $2.1bn were stable on a constant currency basis, reflecting the impact of business disposals in Canada and Argentina and continued cost discipline. This was broadly offset by increases reflecting continued investments in Wealth, higher spend and investment in technology, and the impact of inflation.

Corporate Centre - constant currency basis

Results - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions1
	$m	$m	$m	$m	%	$m
Revenue	(58)	(5,075)	3,608	(3,666)	>(100)	(3,761)
ECL	9	(2)	(7)	16	>100	-
Operating expenses	(72)	373	(185)	113	61	42
Share of profit from associates and JVs less impairment	803	669	749	54	7	-
Profit before tax	682	(4,035)	4,165	(3,483)	(84)	(3,719)
1     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Management view of revenue - on a constant currency basis
	Quarter ended
				Variance
				1Q25 vs. 1Q24
	31 Mar 2025	31 Dec 2024	31 Mar 2024			of which strategic transactions4
	$m	$m	$m	$m	%	$m
Banking NII1	(152)	(137)	(141)	(11)	(8)	-
Fee and other income2	171	(25)	70	101	>100	-
Revenue excluding notable items	19	(162)	(71)	90	>100	-
Notable items	(77)	(4,913)	3,679	(3,756)	>(100)	(3,761)
Revenue3	(58)	(5,075)	3,608	(3,666)	>(100)	(3,761)
RoTE (annualised) (%)	5.1		36.2
1     For a description of how we derive banking NII, see page 13. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in 'Net income from financial instruments held for trading or managed on a fair value basis'. Corporate Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the retained retail loan portfolio in France.
2     'Fee and other income' includes gains and losses on certain transactions, valuation differences on issued long-term debt and associated swaps, fair value movements on financial instruments, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to business segments.
3     Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q25 was $514m (1Q24: $454m).
4     Impact of strategic transactions classified as material notable items. For further details, see 'Strategic transactions supplementary analysis' on page 26.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	(77)	(4,959)	3,679
Restructuring and other related costs	-	-	-
Early redemption of legacy securities	-	46	-
Currency translation on revenue notable items	1	-	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(20)	(41)	(61)
Restructuring and other related costs	(61)	(36)	8
Currency translation on operating expenses notable items	-	1	2
1     1Q25 includes fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina; 1Q24 included gains on the disposal of our banking business in Canada, inclusive of foreign exchange hedging of the sale proceeds, the recycling of foreign currency translation and other reserve losses. 1Q24 also included an impairment recognised in relation to the sale of our business in Argentina; 4Q24 included losses on the completion of our disposal of our business in Argentina, including the recycling of foreign currency and other reserve losses.

1Q25 compared with 1Q24
Profit before tax of $0.7bn was $3.5bn lower than in 1Q24 on a constant currency basis. This reduction primarily reflected the non-recurrence of a 1Q24 gain of $4.8bn following the sale of our banking business in Canada, inclusive of fair value gains on the hedging of the sales proceeds and recycling of related reserves. This was partly offset by the non-recurrence of an impairment of $1.1bn in 1Q24 recognised following the classification of our business in Argentina as held for sale.
Revenue of $0.1bn was $3.7bn lower on a constant currency basis, primarily due to the impact of notable items. In 1Q24, these included the impacts related to business disposals in Canada and Argentina, as mentioned above. In 1Q25, notable items included $0.1bn of fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina.
Banking NII was a net expense of $0.2bn. This was stable compared with 1Q24 on a constant currency basis. Banking NII in 1Q25 excluded the internal cost to fund trading and fair value net assets, predominantly in CIB, of $2.4bn (1Q24: $2.7bn).
Fee and other income of $0.2bn was $0.1bn higher, primarily due to $0.1bn of fair value gains on non-qualifying hedges related to our retained French portfolio of home and certain other loans.
Operating expenses reduced by $0.1bn on a constant currency basis. The reduction included the non-recurrence of a 1Q24 charge in the US related to the incremental cost of the FDIC special assessment, as well as a reduction associated with disposals, acquisitions and related costs. This was partly offset by restructuring and other related costs associated with our reorganisation activities.
Share of profit from associates and joint ventures of $0.8bn increased by $0.1bn or 7% on a constant currency basis, which included increases in share of profit from BoCom and SAB.

Supplementary financial information

Reported and constant currency results

Reported and constant currency results1
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue2
Reported	17,649	11,564	20,752
Currency translation		(201)	(393)
Constant currency	17,649	11,363	20,359
Change in expected credit losses and other credit impairment charges
Reported	(876)	(1,362)	(720)
Currency translation		15	46
Constant currency	(876)	(1,347)	(674)
Operating expenses
Reported	(8,102)	(8,604)	(8,151)
Currency translation		112	206
Constant currency	(8,102)	(8,492)	(7,945)
Share of profit in associates and joint ventures
Reported	813	679	769
Currency translation		(6)	(8)
Constant currency	813	673	761
Profit before tax
Reported	9,484	2,277	12,650
Currency translation		(80)	(149)
Constant currency	9,484	2,197	12,501
Profit after tax
Reported	7,570	585	10,837
Currency translation		(55)	(104)
Constant currency	7,570	530	10,733
Loans and advances to customers (net)
Reported	944,708	930,658	933,125
Currency translation		12,159	267
Constant currency	944,708	942,817	933,392
Customer accounts
Reported	1,666,485	1,654,955	1,570,164
Currency translation		20,282	4,943
Constant currency	1,666,485	1,675,237	1,575,107
1     In the current period, constant currency results are equal to reported as there is no currency translation.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	(91)	(4,986)	3,732
Early redemption of legacy securities	-	46	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(50)	(50)	(63)
Restructuring and other related costs2	(141)	(56)	13
Tax
Tax (charge)/credit on notable items	65	15	8
1     1Q25 includes fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina; 1Q24 included gains on the disposal of our banking business in Canada, inclusive of foreign exchange hedging of the sale proceeds, the recycling of foreign currency translation and other reserve losses. 1Q24 also included an impairment recognised in relation to the sale of our business in Argentina; 4Q24 included losses on the completion of our disposal of our business in Argentina, including the recycling of foreign currency and other reserve losses.
2     Amounts relate to restructuring provisions recognised in 1Q25 and 4Q24 as well as reversals of restructuring provisions recognised during 2022.

Business segments

Constant currency results and notable items by business segment

Constant currency results1
	Quarter ended 31 Mar 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue2	4,006	3,003	7,187	3,511	(58)	17,649
ECL	(320)	(169)	(169)	(227)	9	(876)
Operating expenses	(1,143)	(1,283)	(3,498)	(2,106)	(72)	(8,102)
Share of profit in associates and joint ventures	-	-	-	10	803	813
Profit before tax	2,543	1,551	3,520	1,188	682	9,484
Loans and advances to customers (net)3	233,054	276,965	295,097	139,416	176	944,708
Customer accounts	505,334	339,570	554,760	266,428	393	1,666,485
1     In the current period, constant currency results are equal to reported, as there is no currency translation.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3     The reduction in loans and advances to customers in Corporate Centre includes the reclassification to 'financial investments measured at fair value through other comprehensive income' of a portfolio of home and other loans retained following the disposal of our retail banking operations in France. With effect from 1 January 2025 we reclassified this portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income.

Notable items
	Quarter ended 31 Mar 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	-	-	(14)	(77)	(91)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	-	(26)	(4)	(20)	(50)
Restructuring and other related costs2	(7)	(4)	(46)	(23)	(61)	(141)
1     Includes fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina.
2     Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

Constant currency results (continued)
	Quarter ended 31 Mar 2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue1
Reported	3,667	2,897	6,916	3,671	3,601	20,752
Currency translation	19	(20)	(224)	(175)	7	(393)
Constant currency	3,686	2,877	6,692	3,496	3,608	20,359
ECL
Reported	(233)	(55)	(179)	(247)	(6)	(720)
Currency translation	(1)	1	8	39	(1)	46
Constant currency	(234)	(54)	(171)	(208)	(7)	(674)
Operating expenses
Reported	(1,132)	(1,175)	(3,433)	(2,224)	(187)	(8,151)
Currency translation	(5)	8	85	116	2	206
Constant currency	(1,137)	(1,167)	(3,348)	(2,108)	(185)	(7,945)
Share of profit/(loss) in associates and joint ventures
Reported	-	-	-	13	756	769
Currency translation	-	-	-	(1)	(7)	(8)
Constant currency	-	-	-	12	749	761
Profit before tax
Reported	2,302	1,667	3,304	1,213	4,164	12,650
Currency translation	13	(11)	(131)	(21)	1	(149)
Constant currency	2,315	1,656	3,173	1,192	4,165	12,501
Loans and advances to customers (net)
Reported	234,372	262,743	291,946	136,237	7,827	933,125
Currency translation	1,343	5,656	(3,192)	(3,538)	(2)	267
Constant currency	235,715	268,399	288,754	132,699	7,825	933,392
Customer accounts
Reported	466,779	324,432	523,660	254,903	390	1,570,164
Currency translation	2,747	6,983	(1,492)	(3,300)	5	4,943
Constant currency	469,526	331,415	522,168	251,603	395	1,575,107
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Mar 2024
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	-	-	53	3,679	3,732
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	-	(1)	(1)	(61)	(63)
Restructuring and other related costs2	-	2	3	-	8	13
1     Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses. This was partly offset by a $1.1bn impairment recognised in relation to the sale of our business in Argentina.
2     Amounts relate to reversals of restructuring provisions recognised during 2022.

Constant currency results (continued)
	Quarter ended 31 Dec 2024
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue1
Reported	3,820	3,068	6,560	3,174	(5,058)	11,564
Currency translation	(3)	(56)	(82)	(43)	(17)	(201)
Constant currency	3,817	3,012	6,478	3,131	(5,075)	11,363
ECL
Reported	(356)	(170)	(524)	(310)	(2)	(1,362)
Currency translation	1	3	5	6	-	15
Constant currency	(355)	(167)	(519)	(304)	(2)	(1,347)
Operating expenses
Reported	(1,302)	(1,389)	(3,913)	(2,367)	367	(8,604)
Currency translation	2	25	47	32	6	112
Constant currency	(1,300)	(1,364)	(3,866)	(2,335)	373	(8,492)
Share of profit in associates and joint ventures
Reported	-	-	-	4	675	679
Currency translation	-	-	-	-	(6)	(6)
Constant currency	-	-	-	4	669	673
Profit before tax
Reported	2,162	1,509	2,123	501	(4,018)	2,277
Currency translation	-	(28)	(30)	(5)	(17)	(80)
Constant currency	2,162	1,481	2,093	496	(4,035)	2,197
Loans and advances to customers (net)
Reported	235,208	267,293	284,701	136,325	7,131	930,658
Currency translation	(315)	7,756	3,278	1,157	283	12,159
Constant currency	234,893	275,049	287,979	137,482	7,414	942,817
Customer accounts
Reported	507,389	330,012	557,796	259,443	315	1,654,955
Currency translation	(771)	9,576	9,038	2,430	9	20,282
Constant currency	506,618	339,588	566,834	261,873	324	1,675,237
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Dec 2024
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	-	-	(27)	(4,959)	(4,986)
Early redemption of legacy securities	-	-	-	-	46	46
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	4	(11)	(2)	(41)	(50)
Restructuring and other related costs2	-	1	(6)	(15)	(36)	(56)
1     Includes a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina.
2     Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
The following table reconciles reported and constant currency RWAs.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
	At 31 Mar 2025
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	144.9	139.8	394.7	86.5	87.4	853.3
Constant currency	144.9	139.8	394.7	86.5	87.4	853.3

	At 31 Dec 2024
Risk-weighted assets
Reported	143.7	133.5	388.0	85.7	87.4	838.3
Currency translation	(0.2)	3.9	3.0	0.6	0.4	7.7
Constant currency	143.5	137.4	391.0	86.3	87.8	846.0

	At 31 Mar 2024
Risk-weighted assets
Reported	147.0	124.2	383.7	87.8	89.9	832.6
Currency translation	0.8	2.7	(6.1)	(3.4)	-	(6.0)
Constant currency	147.8	126.9	377.6	84.4	89.9	826.6

Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our business segments for transactions that are classified as material notable items. At 1Q25, strategic transactions classified as material notable items in current and comparative periods relate to transactions completed in 2024, comprising the disposal of our retail banking operations in France, the disposal of our banking business in Canada and the sale of our business in Argentina.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.

Constant currency results
	Quarter ended 31 Mar 2025
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue	-	-	-	-	(75)	(75)
ECL	-	-	-	-	-	-
Operating expenses	-	-	-	-	(16)	(16)
Share of profit in associates and joint ventures	-	-	-	-	-	-
Profit before tax	-	-	-	-	(92)	(92)
- HSBC Innovation Banking	-	-	-	-	-	-
- retail banking operations in France	-	-	-	-	-	-
- banking business in Canada	-	-	-	-	-	-
- business in Argentina	-	-	-	-	(92)	(92)
of which: notable items
Revenue	-	-	-	-	(75)	(75)
Profit before tax	-	-	-	-	(92)	(92)
of which: distorting impact of operating results between periods
Revenue	-	-	-	-	-	-
Profit/(loss) before tax	-	-	-	-	-	-

Constant currency results (continued)
	Quarter ended 31 Dec 2024
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue	-	-	59	72	(4,960)	(4,829)
ECL	-	-	3	(12)	-	(9)
Operating expenses	-	4	(46)	(51)	(39)	(132)
Share of profit in associates and joint ventures	-	-	-	-	-	-
Profit/(loss) before tax	-	4	17	9	(4,999)	(4,969)
- HSBC Innovation Banking1	-	4	-	-	-	4
- retail banking operations in France	-	-	-	-	1	1
- banking business in Canada	-	-	-	-	1	1
- business in Argentina	-	-	17	9	(5,001)	(4,975)
of which: notable items
Revenue	-	-	-	-	(4,960)	(4,960)
Profit/(loss) before tax	-	4	(9)	-	(4,999)	(5,004)
of which: distorting impact of operating results between periods
Revenue	-	-	59	72	-	131
Profit/(loss) before tax	-	-	26	9	-	35

	Quarter ended 31 Mar 2024
Revenue	-	-	355	286	3,686	4,327
ECL	-	-	(60)	(25)	-	(85)
Operating expenses	-	-	(136)	(168)	(59)	(363)
Share of profit in associates and joint ventures	-	-	-	-	-	-
Profit before tax	-	-	159	93	3,627	3,879
- HSBC Innovation Banking1	-	-	-	-	-	-
- retail banking operations in France	-	-	-	53	(1)	52
- banking business in Canada	-	-	144	67	4,765	4,976
- business in Argentina	-	-	15	(27)	(1,137)	(1,149)
of which: notable items
Revenue	-	-	-	53	3,686	3,739
Profit before tax	-	-	(1)	52	3,627	3,678
of which: distorting impact of operating results between periods
Revenue	-	-	355	233	-	588
Profit before tax	-	-	160	41	-	201
1     Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

Legal entities
Constant currency results and notable items by legal entity

Legal entity results - on a constant currency basis1
	Quarter ended 31 Mar 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities2	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue3	3,211	2,720	9,382	619	1,171	-	823	593	(870)	17,649
ECL	(187)	(39)	(353)	(26)	(86)	-	(180)	(5)	-	(876)
Operating expenses	(1,313)	(1,665)	(3,538)	(310)	(819)	-	(459)	(317)	319	(8,102)
Share of profit/(loss) in associates and joint ventures	-	(3)	635	-	-	-	4	177	-	813
Profit before tax	1,711	1,013	6,126	283	266	-	188	448	(551)	9,484
Loans and advances to customers (net)	282,969	101,516	453,681	21,085	56,648	-	23,843	4,967	(1)	944,708
Customer accounts	349,850	307,594	839,433	34,572	97,533	-	26,701	10,760	42	1,666,485
1     In the current period, constant currency results are equal to reported, as there is no currency translation.
2     Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $415m.
3     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Quarter ended 31 Mar 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	(14)	-	-	-	-	-	-	(77)	(91)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	(12)	(8)	(5)	(10)	-	-	-	(15)	(50)
Restructuring and other related costs2	(9)	(8)	(19)	(2)	(6)	-	(1)	(20)	(76)	(141)
1     Includes fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina.
2     Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

Legal entity results - on a constant currency basis (continued)
	Quarter ended 31 Mar 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities1	Holdingcompanies,sharedservicecentres andintra-groupeliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue2
Reported	3,091	2,307	8,469	620	1,086	462	888	790	3,039	20,752
Currency translation	(21)	(35)	(30)	-	-	(27)	(149)	(131)	-	(393)
Constant currency	3,070	2,272	8,439	620	1,086	435	739	659	3,039	20,359
ECL
Reported	(52)	(66)	(271)	(55)	7	(40)	(176)	(68)	1	(720)
Currency translation	-	1	(1)	-	-	3	30	14	(1)	46
Constant currency	(52)	(65)	(272)	(55)	7	(37)	(146)	(54)	-	(674)
Operating expenses
Reported	(1,228)	(1,554)	(3,352)	(282)	(840)	(236)	(530)	(477)	348	(8,151)
Currency translation	8	25	10	-	-	14	89	63	(3)	206
Constant currency	(1,220)	(1,529)	(3,342)	(282)	(840)	(222)	(441)	(414)	345	(7,945)
Share of profit/(loss) in associates and joint ventures
Reported	-	10	611	-	-	-	4	145	(1)	769
Currency translation	-	-	(7)	-	-	-	(1)	-	-	(8)
Constant currency	-	10	604	-	-	-	3	145	(1)	761
Profit/(loss) before tax
Reported	1,811	697	5,457	283	253	186	186	390	3,387	12,650
Currency translation	(13)	(9)	(28)	-	-	(10)	(31)	(54)	(4)	(149)
Constant currency	1,798	688	5,429	283	253	176	155	336	3,383	12,501
Loans and advances to customers (net)
Reported	268,477	107,995	449,043	20,732	54,941	-	27,581	4,356	-	933,125
Currency translation	5,778	1,033	(911)	(2)	-	-	(5,164)	(468)	1	267
Constant currency	274,255	109,028	448,132	20,730	54,941	-	22,417	3,888	1	933,392
Customer accounts
Reported	333,416	290,613	776,288	33,397	95,407	-	31,244	9,726	73	1,570,164
Currency translation	7,177	3,854	692	(3)	-	-	(5,850)	(926)	(1)	4,943
Constant currency	340,593	294,467	776,980	33,394	95,407	-	25,394	8,800	72	1,575,107
1     Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $359m and constant currency profit before tax of $304m.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Mar 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holdingcompanies,sharedservicecentres andintra-groupeliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	(16)	-	-	-	-	-	-	3,748	3,732
Operating expenses
Disposals, wind-downs, acquisitions and related costs	-	(5)	-	-	(7)	(36)	-	-	(15)	(63)
Restructuring and other related costs2	3	9	-	-	-	-	-	-	1	13
1     Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses. This was partly offset by a $1.1bn impairment recognised in relation to the sale of our business in Argentina.
2     Amounts relate to reversals of restructuring provisions recognised during 2022.

Legal entity results - on a constant currency basis (continued)
	Quarter ended 31 Dec 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities1	Holdingcompanies,sharedservicecentres andintra-groupeliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue2
Reported	3,263	2,388	8,324	622	1,228	-	829	742	(5,832)	11,564
Currency translation	(58)	(41)	(52)	(1)	1	-	(13)	(21)	(16)	(201)
Constant currency	3,205	2,347	8,272	621	1,229	-	816	721	(5,848)	11,363
ECL
Reported	(170)	(274)	(541)	(64)	(29)	-	(265)	(22)	3	(1,362)
Currency translation	3	5	2	-	-	-	4	1	-	15
Constant currency	(167)	(269)	(539)	(64)	(29)	-	(261)	(21)	3	(1,347)
Operating expenses
Reported	(1,436)	(1,909)	(3,859)	(311)	(813)	-	(519)	(501)	744	(8,604)
Currency translation	26	30	26	1	1	-	8	16	4	112
Constant currency	(1,410)	(1,879)	(3,833)	(310)	(812)	-	(511)	(485)	748	(8,492)
Share of profit/(loss) in associates and joint ventures
Reported	1	3	541	-	-	-	3	133	(2)	679
Currency translation	(1)	-	(7)	-	-	-	-	1	1	(6)
Constant currency	-	3	534	-	-	-	3	134	(1)	673
Profit/(loss) before tax
Reported	1,658	208	4,465	247	386	-	48	352	(5,087)	2,277
Currency translation	(30)	(6)	(31)	-	2	-	(1)	(3)	(11)	(80)
Constant currency	1,628	202	4,434	247	388	-	47	349	(5,098)	2,197
Loans and advances to customers (net)
Reported	272,973	103,464	449,940	20,440	55,786	-	23,439	4,617	(1)	930,658
Currency translation	7,921	3,509	328	3	-	-	389	8	1	12,159
Constant currency	280,894	106,973	450,268	20,443	55,786	-	23,828	4,625	-	942,817
Customer accounts
Reported	340,233	297,785	845,284	34,808	99,278	-	27,525	9,999	43	1,654,955
Currency translation	9,873	9,512	534	7	-	-	458	(101)	(1)	20,282
Constant currency	350,106	307,297	845,818	34,815	99,278	-	27,983	9,898	42	1,675,237
1     Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $336m and constant currency profit before tax of $333m.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Dec 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holdingcompanies,sharedservicecentres andintra-groupeliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	-	(20)	-	-	-	-	-	(17)	(4,949)	(4,986)
Early redemption of legacy securities	-	-	-	-	-	-	-	-	46	46
Operating expenses
Disposals, wind-downs, acquisitions and related costs	5	(4)	-	-	(8)	-	-	(30)	(13)	(50)
Restructuring and other related costs2	(2)	4	(5)	(4)	(4)	-	-	(9)	(36)	(56)
1     Includes a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina.
2     Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.

Alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRS Accounting Standards as detailed in our financial statements starting on page 341 of the Annual Report and Accounts 2024. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Alternative performance measure definitions

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue2
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses2
Constant currency revenue excluding notable items1	Reported revenue excluding notable items and the impact of foreign exchange translation2
Constant currency profit before tax excluding notable items1	Reported profit before tax excluding notable items and the impact of foreign exchange translation2
Constant currency revenue excluding notable items and strategic transactions1	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation3
Constant currency profit before tax excluding notable items and strategic transactions1	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation3
Return on average ordinary shareholders' equity ('RoE')	Profit attributable to the ordinary shareholders

Average ordinary shareholders' equity
Return on average tangible equity	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders' equity adjusted for goodwill and intangibles
Return on average tangible equity excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items2

Average ordinary shareholders' equity adjusted for goodwill and intangibles and notable items2
Net asset value per ordinary share	Total ordinary shareholders' equity4

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders' equity5

Basic number of ordinary shares in issue after deducting own shares held
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers	Annualised constant currency ECL6

Constant currency average gross loans and advances to customers6
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL6

Constant currency average gross loans and advances to customers, including held for sale6
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items2,7
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts8

Weighted average number of ordinary shares outstanding, excluding own shares held
1     Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
2     For details of notable items, see 'Supplementary financial information' on page 22.
3     For details of strategic transactions, see 'Strategic transactions supplementary analysis' on page 26.
4     Total ordinary shareholders' equity is total shareholders' equity less non-cumulative preference shares and capital securities.
5     Tangible ordinary shareholders' equity is total ordinary shareholders' equity excluding goodwill and other intangible assets (net of deferred tax).
6     The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
7     Other excluded items includes the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the impact of the sale of our business in Argentina and banking business in Canada.
8     For details of material notable items and related impacts that are included in the calculation of 'Profit attributable to ordinary shareholders excluding material notable items and related impacts', see page 34.

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Revenue
Reported	17,649	11,564	20,752
Notable items	91	4,940	(3,732)
Reported revenue excluding notable items	17,740	16,504	17,020
Currency translation1		(201)	(393)
Constant currency revenue excluding notable items	17,740	16,303	16,627
Constant currency impact of strategic transactions (distorting impact of operating results between periods)2	-	(131)	(588)
Constant currency revenue excluding notable items and strategic transactions	17,740	16,172	16,039
Profit before tax
Reported	9,484	2,277	12,650
Notable items	282	5,046	(3,682)
Reported profit before tax excluding notable items	9,766	7,323	8,968
Currency translation1		(82)	(152)
Constant currency profit before tax excluding notable items	9,766	7,241	8,816
Constant currency impact of strategic transactions (distorting impact of operating results between periods)2	-	(35)	(201)
Constant currency profit before tax excluding notable items and strategic transactions	9,766	7,206	8,615
1     Currency translation on the reported balance excluding currency translation on notable items.
2     For more details of strategic transactions, see 'Strategic transactions supplementary analysis' on page 26.
To aid the understanding of our results, we separately report 'constant currency revenue excluding notable items' and 'constant currency profit before tax excluding notable items', which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose 'constant currency revenue excluding notable items and the impact of strategic transactions' and 'constant currency profit before tax excluding notable items and the impact of strategic transactions', which also exclude the impact of strategic transactions classified as material notable items. The impacts of strategic transactions considered include the distorting impact observed between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. Once a transaction has completed, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions. We consider these measures to provide useful information to investors as they remove items that distort period-on-period comparisons.

Return on average ordinary shareholders' equity, return on average tangible equity and return on average tangible equity excluding notable items
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	6,932	197	10,183
Impairment of goodwill and other intangible assets (net of tax)	-	4	110
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	6,932	201	10,293
Impact of notable items1	216	5,027	(3,800)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	7,148	5,228	6,493
Equity
Average total shareholders' equity	187,892	188,864	188,258
Effect of average preference shares and other equity instruments	(18,894)	(19,070)	(17,719)
Average ordinary shareholders' equity	168,998	169,794	170,539
Effect of goodwill and other intangibles (net of deferred tax)	(11,650)	(11,706)	(11,680)
Average tangible equity	157,348	158,088	158,859
Average impact of notable items	39	20	135
Average tangible equity excluding notable items	157,387	158,108	158,994
Ratio	%	%	%
Return on average ordinary shareholders' equity (annualised)	16.6	0.5	24.0
Return on average tangible equity (annualised)	17.9	0.5	26.1
Return on average tangible equity excluding notable items (annualised)	18.4	13.2	16.4
1     For details of notable items please refer to 'Supplementary financial information' on page 22.
The calculation for RoTE excluding notable items adjusts the 'profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment' for the post-tax impact of notable items. It also adjusts the 'average tangible equity' for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year.

Return on average tangible equity by business segment
	Quarter ended 31 Mar 2025
	Hong Kong	UK	CIB	IWPB1	Corporate Centre1	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	2,543	1,551	3,520	1,188	682	9,484
Tax expense	(480)	(442)	(760)	(236)	4	(1,914)
Profit after tax	2,063	1,109	2,760	952	686	7,570
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(275)	(52)	(177)	(64)	(70)	(638)
Profit attributable to ordinary shareholders of the parent company	1,788	1,057	2,583	888	616	6,932
Other adjustments	67	59	(53)	(12)	(61)	-
Profit attributable to ordinary shareholders	1,855	1,116	2,530	876	555	6,932
Average tangible shareholders' equity	20,162	19,887	54,829	18,511	43,959	157,348
RoTE (%) (annualised)	37.3	22.8	18.7	19.2	5.1	17.9

	Quarter ended 31 Mar 2024
Profit before tax	2,302	1,667	3,304	1,213	4,164	12,650
Tax expense	(348)	(479)	(664)	(251)	(71)	(1,813)
Profit after tax	1,954	1,188	2,640	962	4,093	10,837
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(246)	(50)	(256)	(59)	(44)	(655)
Profit attributable to ordinary shareholders of the parent company	1,708	1,138	2,384	903	4,049	10,183
Other adjustments	63	71	(192)	(32)	200	110
Profit attributable to ordinary shareholders	1,771	1,209	2,192	871	4,249	10,293
Average tangible shareholders' equity	18,712	18,411	55,265	19,384	47,087	158,859
RoTE (%) (annualised)	38.0	26.4	16.0	18.1	36.2	26.1
1     With effect from 1 January 2024, following the sale of our retail banking operations in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from IWPB to Corporate Centre.

Net asset value and tangible net asset value per ordinary share
	At
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Total shareholders' equity	190,810	184,973	191,186
Preference shares and other equity instruments	(18,719)	(19,070)	(17,719)
Total ordinary shareholders' equity	172,091	165,903	173,467
Goodwill and intangible assets (net of deferred tax)	(11,693)	(11,608)	(11,459)
Tangible ordinary shareholders' equity	160,398	154,295	162,008
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,668	17,918	18,687
Value per share	$	$	$
Net asset value per ordinary share	9.74	9.26	9.28
Tangible net asset value per ordinary share	9.08	8.61	8.67

ECL as a % of average gross loans and advances to customers, and ECL as a % of average gross loans and advances to customers, including held for sale
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
ECL	(876)	(1,362)	(720)
Currency translation		15	46
Constant currency	(876)	(1,347)	(674)
Average gross loans and advances to customers	947,588	959,993	946,835
Currency translation	6,130	(6,645)	(4,974)
Constant currency	953,718	953,348	941,861
Average gross loans and advances to customers, including held for sale	948,700	961,851	984,580
Currency translation	6,145	(6,733)	(7,635)
Constant currency	954,845	955,118	976,945

Ratios	%	%	%
ECL (annualised) as a % of average gross loans and advances to customers	0.37	0.56	0.29
ECL (annualised) as a % of average gross loans and advances to customers, including held for sale	0.37	0.56	0.28

Target basis operating expenses
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Reported operating expenses	8,102	8,604	8,151
Notable items	(191)	(106)	(50)
- disposals, acquisitions and related costs	(50)	(50)	(63)
- restructuring and other related costs1	(141)	(56)	13
Currency translation2		(110)	(203)
Excluding the constant currency impact of the sale of our business in Argentina and banking business in Canada3	-	(76)	(264)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	-	6	10
Target basis operating expenses	7,911	8,318	7,644
1     Amounts relate to restructuring provisions recognised in 2024 and 2025 and reversals of restructuring provisions recognised during 2022.
2     Currency translation on reported operating expenses, excluding currency translation on notable items.
3     This represents the business as usual costs which are not classified as notable items relating to our business in Argentina and banking business in Canada, on a constant currency basis. This does not include the disposal costs which relate to these transactions.
Target basis operating expenses is computed by excluding the direct cost impact of the disposals of our banking business in Canada and our business in Argentina from the 2024 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Basic earnings per share excluding material notable items and related impacts
	Quarter ended
	31 Mar 2025	31 Dec 2024	31 Mar 2024
	$m	$m	$m
Profit attributable to shareholders of company	7,324	351	10,584
Coupon payable on capital securities classified as equity	(392)	(154)	(401)
Profit attributable to ordinary shareholders of company	6,932	197	10,183
Gain on acquisition of SVB UK	-	(3)	-
Impact of the sale of our retail banking operations in France (net of tax)	-	(1)	(52)
Impact of the sale of our banking business in Canada1	(2)	(10)	(4,942)
Impact of the sale of our business in Argentina	70	4,999	1,137
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	7,000	5,182	6,326

Number of shares
Weighted average basic number of ordinary shares after deducting own shares held (millions)	17,769	18,042	18,823
Basic earnings per share ($)	0.39	0.01	0.54
Basic earnings per share excluding material notable items and related impacts ($)	0.39	0.29	0.34
1     Represents gain on sale of our banking business in Canada recognised on completion and related impacts, inclusive of the earnings recognised by the banking business from 30 June 2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
➢
    See page 6 for further details on material notable items.
Material notable items for the 'basic earnings per share excluding material notable items and related impacts' measure in 2025 and 2024 comprise the impacts of the sales of our banking business in Canada and our retail banking operations in France and the sale of our business in Argentina. We also excluded HSBC Bank Canada's financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada's results into the Group's results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. Following the completion of the sale of our banking business in Canada, the Board approved a special dividend of $0.21 per share, which was paid in June 2024 alongside the first interim dividend.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, for which we exclude from earnings per share material notable items and related impacts.

Risk

Managing risk
HSBC's operations are subject to changes in the economy, financial conditions and geopolitical developments, which could have a material impact on the Group's operations and financial risks. These factors are a significant source of uncertainty that we continuously monitor, review and aim to proactively manage.
Risks for the global economy have been heightened by new trade policies announced by the US and potential measures that may be adopted by several countries globally, including in the markets in which the Group operates. This uncertainty poses downside risks to economic growth and impacts economic forecasts, financial markets and business and consumer sentiment. A further escalation of tariffs and trade tensions could lead to lower trade volumes, investment, consumer spending and, ultimately, weaker global GDP growth. Supply chains could also come under renewed pressure from a fragmented trade landscape, which could cause inflation to rise again.
A weaker economic environment and higher inflation creates challenges for central banks, which are likely to be more cautious about the timing of interest rate cuts if inflation persists above target rates. If interest rates remain high, loan demand across key consumer and business segments may be impacted and credit quality could deteriorate, weighing on real estate prices and business investment. Policymakers in mainland China have scope to expand policy support, through a mix of higher government spending and lower interest rates, to offset the potential impact from weaker trade growth. Separately, European governments are also looking to raise defence spending, which could improve medium-term growth prospects. Tariffs, disruption to supply chains and lower trade volumes could negatively impact fee income and demand for financing, although trade redirection and the reconfiguration of supply chains may also present new opportunities.
Public spending as a proportion of GDP is likely to remain high for most key economies. Against a backdrop of high global interest rates, a high level of public debt issuance and US dollar volatility, borrowing costs for certain countries could increase further. This could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereign issuers.
Geopolitical risks remain elevated. Heightened strategic competition between the US and China is impacting global supply chains, which may in turn impact the Group's operations. Continued hostilities in the Middle East could broaden risks for the shipping industry and for end-industry customers through higher freight costs. During the first quarter of 2025, several countries took sanctions and export controls-related actions that could result in significant adverse commercial, operational or reputational consequences for HSBC and its customers if not considered and managed appropriately. Sanctions on Russia continue as a result of the Russia-Ukraine war although the US focus has shifted to negotiating an end to the conflict. The differing stance from that adopted by the UK and the EU could lead to disparities in government approaches to lifting sanctions against Russia, and result in operational, compliance and reputational challenges for the Group. The US has also prioritised targeting illicit fentanyl and other synthetic opioid trafficking into the US, designating several drug cartels under US counter-terrorism sanctions in the first quarter of 2025, which creates additional civil litigation and criminal prosecution risk, along with secondary sanctions risks for non-US HSBC entities.
The performance of the Hong Kong commercial real estate market is differentiated across asset segments, with commercial property continuing to suffer from weak demand, while the residential property market has seen some stabilisation as transaction levels have increased following government policy relaxation. Price pressure nevertheless continues as developers accelerate de-stocking and valuation agents recalibrate their assessments in view of recent market benchmarks. Resultant changes in property valuations and loan-to-value ratios are monitored closely for appropriate portfolio actions. Broader economic sentiment in Hong Kong remains cautious, with interest rates subject to increased uncertainty given possible inflationary pressures from ongoing trade tensions.
Commercial real estate market conditions in mainland China remain challenging, although some positive sales momentum has been observed in tier one cities. A full recovery is likely to be protracted and dependent on a sustained improvement in underlying sentiment, as well as further government support. We continue to closely monitor market conditions and take steps to proactively manage our commercial real estate portfolios.
In the first quarter of 2025, management adjustments to ECL were applied to reflect sector or portfolio risks that are not fully captured by our models. We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
At 31 March 2025 our CET1 ratio decreased to 14.7% from 14.9% at 31 December 2024, and our liquidity coverage ratio ('LCR') was 139%, up from 138% at 31 December 2024.
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For further details of our Central and other economic scenarios, see 'Measurement uncertainty and sensitivity analysis of ECL estimates' on page 40.
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For further details of management adjustments to ECL, see page 44.
➢
For further details on our CET1 ratio, see 'Capital risk' on page 47.

Credit risk

Summary of credit risk
At 31 March 2025, gross loans and advances to customers of $955bn were $14.4bn higher on a reported basis compared with 31 December 2024. This included total favourable effects of foreign currency translation differences of $12.2bn.
On a constant currency basis, the increase of $2.2bn was driven by higher balances in CIB (up $7.2bn), IWPB (up $1.9bn) and in our UK business (up $1.9bn). These were partly offset by decreases in our Hong Kong business (down $1.6bn) and Corporate Centre (down $7.2bn).
The increase in CIB was driven by higher lending in our legal entities in Asia (up $3.7bn), HSBC Bank plc (up $1.5bn), the Middle East (up $0.8bn) and the US (up $0.6bn).
The increase in IWPB was primarily driven by growth in our main legal entity in Hong Kong (up $1.4bn).
In our UK business segment, the increase was primarily driven by mortgage growth.
The decrease in our Hong Kong business segment was primarily driven by lower exposures across different products, including mortgages and cards.
The decrease in Corporate Centre was driven by the reclassification of a retained portfolio of home and other loans following the disposal of our retail banking operations in France to debt instruments measured at fair value through other comprehensive income ('FVOCI'), as a result of a change in the IFRS 9 measurement category of the portfolio.
At 31 March 2025, the allowance for ECL of $10.7bn comprised $10.2bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at FVOCI.
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers increased by $0.3bn. This was attributable to:
-     a $0.1bn increase in stages 1 and 2; and
-     a $0.2bn increase in stage 3.
The ECL charge for the first three months of 2025 was $0.9bn (1Q24: $0.7bn), inclusive of recoveries. The ECL charge included the impact of a deterioration in the forward economic outlook. It comprised: $0.3bn in respect of the Hong Kong business segment; $0.2bn in respect of the UK business segment; $0.2bn in respect of CIB; and $0.2bn in respect of IWPB.
At 31 March 2025, the shift in weightings to reflect the uncertainty of the forward economic outlook resulted in an ECL charge of $150m.
For further details on ECL charges in each of our business segments, see pages 16 and 38.
ECL charges in the mainland China commercial real estate sector were immaterial in 1Q25. ECL charges in the Hong Kong commercial real estate sector excluding exposure to mainland China borrowers of $0.1bn in 1Q25 were due to ongoing pressures in the sector.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied - by business segment at 31 March 2025
	Gross carrying/nominal amount						Allowance for ECL1
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	236,455	278,878	298,341	140,910	218	954,802	(3,401)	(1,913)	(3,244)	(1,494)	(42)	(10,094)
Loans and advances to banks at amortised cost	10,457	6,400	64,469	17,927	1,601	100,854	(1)	(2)	(5)	(2)	(1)	(11)
Other financial assets measured at amortised cost	42,198	102,885	594,599	60,559	71,510	871,751	(25)	(18)	(47)	(24)	-	(114)
- cash and balances at central banks	4,922	60,420	168,936	19,603	779	254,660	-	-	-	-	-	-
- Hong Kong Government certificates of indebtedness	-	-	-	-	42,293	42,293	-	-	-	-	-	-
- reverse repurchase agreements - non-trading	2,061	15,290	254,070	5,415	1,380	278,216	-	-	-	-	-	-
- financial investments	31,227	25,009	59,791	26,305	20,741	163,073	(1)	(1)	(3)	(3)	-	(8)
- assets held for sale2	-	-	720	2,695	114	3,529	-	-	(4)	(7)	-	(11)
- other assets3	3,988	2,166	111,082	6,541	6,203	129,980	(24)	(17)	(40)	(14)	-	(95)
Total gross carrying amount on-balance sheet	289,110	388,163	957,409	219,396	73,329	1,927,407	(3,427)	(1,933)	(3,296)	(1,520)	(43)	(10,219)
Loan and other credit-related commitments	109,867	96,856	344,279	112,103	248	663,353	(36)	(113)	(206)	(10)	-	(365)
Financial guarantees	1,511	942	13,561	1,678	-	17,692	(3)	(3)	(27)	(1)	-	(34)
Total nominal amount off-balance sheet4	111,378	97,798	357,840	113,781	248	681,045	(39)	(116)	(233)	(11)	-	(399)
At 31 Mar 2025	400,488	485,961	1,315,249	333,177	73,577	2,608,452	(3,466)	(2,049)	(3,529)	(1,531)	(43)	(10,618)

	Fair value						Memorandum allowance for ECL5
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	131,789	25,877	145,790	55,418	7,555	366,429	(1)	(1)	(16)	(12)	(26)	(56)
1     The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    At 31 March 2025, the gross carrying amount comprised $1.5bn of loans and advances to customers and banks and $2.0bn of other financial assets at amortised cost including the sales of our private banking business in Germany ($2.0bn) and our business in South Africa ($0.8bn). The corresponding allowance for ECL comprised $11m of loans and advances to customers and banks and $0.2m of other financial assets at amortised cost.
3     Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. 'Other assets' as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5     Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in 'Change in expected credit losses and other credit impairment charges' in the income statement.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied - by business segment at 31 December 2024
	Gross carrying/nominal amount						Allowance for ECL1
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	238,416	269,141	287,842	137,789	7,185	940,373	(3,208)	(1,848)	(3,141)	(1,464)	(54)	(9,715)
Loans and advances to banks at amortised cost	13,034	7,505	63,524	15,713	2,276	102,052	(1)	(2)	(7)	(1)	(2)	(13)
Other financial assets measured at amortised cost	52,869	100,322	553,664	58,713	63,012	828,580	(25)	(9)	(39)	(19)	-	(92)
- cash and balances at central banks	5,565	63,981	177,095	20,260	773	267,674	-	-	-	-	-	-
- Hong Kong Government certificates of indebtedness	-	-	-	-	42,293	42,293	-	-	-	-	-	-
- reverse repurchase agreements - non-trading	2,896	13,188	229,672	5,844	949	252,549	-	-	-	-	-	-
- financial investments	40,345	20,072	56,537	25,059	11,969	153,982	(1)	(1)	(4)	(3)	-	(9)
- assets held for sale2	-	5	670	2,595	3	3,273	-	-	(4)	-	-	(4)
- other assets3	4,063	3,076	89,690	4,955	7,025	108,809	(24)	(8)	(31)	(16)	-	(79)
Total gross carrying amount on-balance sheet	304,319	376,968	905,030	212,215	72,473	1,871,005	(3,234)	(1,859)	(3,187)	(1,484)	(56)	(9,820)
Loan and other credit-related commitments	109,369	90,848	307,197	111,762	191	619,367	(29)	(116)	(187)	(16)	-	(348)
Financial guarantees	1,171	939	13,186	1,702	-	16,998	(2)	(3)	(24)	-	-	(29)
Total nominal amount off-balance sheet4	110,540	91,787	320,383	113,464	191	636,365	(31)	(119)	(211)	(16)	-	(377)
At 31 Dec 2024	414,859	468,755	1,225,413	325,679	72,664	2,507,370	(3,265)	(1,978)	(3,398)	(1,500)	(56)	(10,197)

	Fair value						Memorandum allowance for ECL5
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	128,568	26,405	137,538	51,516	2,097	346,124	(1)	(1)	(18)	(14)	(20)	(54)
1     The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2     At 31 December 2024, the gross carrying amount comprised $1.1bn of loans and advances to customers and banks and $2.1bn of other financial assets at amortised cost including the sales of our private banking business in Germany ($2.2bn) and our business in South Africa ($0.4bn). The corresponding allowance for ECL comprised $4m of loans and advances to customers and banks and $0.3m of other financial assets at amortised cost.
3     Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. 'Other assets' as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5     Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in 'Change in expected credit losses and other credit impairment charges' in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Quarter ended 31 Mar 2025	(320)	(169)	(169)	(227)	9	(876)
Quarter ended 31 Dec 2024	(356)	(170)	(524)	(310)	(2)	(1,362)
Quarter ended 31 Mar 2024	(233)	(55)	(179)	(247)	(6)	(720)

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 March 2025
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	832,209	99,081	23,211	301	954,802	(1,086)	(2,728)	(6,215)	(65)	(10,094)	0.1	2.8	26.8	21.6	1.1
Loans and advances to banks at amortised cost	100,716	135	3	-	100,854	(7)	(1)	(3)	-	(11)	-	0.7	100.0	-	-
Other financial assets measured at amortised cost	869,907	1,688	152	4	871,751	(72)	(14)	(28)	-	(114)	-	0.8	18.4	-	-
Loan and other credit-related commit-ments	640,732	21,782	834	5	663,353	(142)	(133)	(88)	(2)	(365)	-	0.6	10.6	40.0	0.1
Financial guarantees	15,639	1,801	252	-	17,692	(6)	(10)	(18)	-	(34)	-	0.6	7.1	-	0.2
At 31 Mar 2025	2,459,203	124,487	24,452	310	2,608,452	(1,313)	(2,886)	(6,352)	(67)	(10,618)	0.1	2.3	26.0	21.6	0.4
1     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2     Purchased or originated credit-impaired ('POCI').

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2024
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	824,420	93,248	22,615	90	940,373	(1,078)	(2,546)	(6,040)	(51)	(9,715)	0.1	2.7	26.7	56.7	1.0
Loans and advances to banks at amortised cost	101,852	198	2	-	102,052	(9)	(2)	(2)	-	(13)	-	1.0	100.0	-	-
Other financial assets measured at amortised cost	826,621	1,806	153	-	828,580	(64)	(5)	(23)	-	(92)	-	0.3	15.0	-	-
Loan and other credit-related commit-ments	597,231	21,175	958	3	619,367	(137)	(121)	(90)	-	(348)	-	0.6	9.4	-	0.1
Financial guarantees	15,353	1,397	248	-	16,998	(8)	(5)	(16)	-	(29)	0.1	0.4	6.5	-	0.2
At 31 Dec 2024	2,365,477	117,824	23,976	93	2,507,370	(1,296)	(2,679)	(6,171)	(51)	(10,197)	0.1	2.3	25.7	54.8	0.4
1     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2     Purchased or originated credit-impaired ('POCI').

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
The Central scenario is constructed to reflect current macroeconomic expectations. Outer scenarios incorporate the crystallisation of economic and geopolitical risks.
Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.

Methodology
At 31 March 2025, four economic scenarios were used to capture the latest economic expectations and to articulate management's view of the range of risks and potential outcomes. In each quarter, scenarios are updated with the latest economic forecasts and distributional estimates. Three scenarios - the Upside, Central and Downside - are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management's view of severe downside risks.
For the first quarter of 2025, scenarios were constructed using our standard methodology and an adjustment applied to the Central scenario, consistent with the approach taken in the fourth quarter of 2024. Outer scenarios were adjusted in parallel. The adjustment updated forecasts with the latest changes to US tariff policy at that time and incorporated additional assumptions around future tariff rates and policies. Consensus forecasts were assessed to lag these developments. To quantify the impact, the adjustment reduced GDP growth in the most negatively impacted markets by an average of 40bps in the first year of the Central scenario, and by another 20bps in the second year of the forecast.
As in the fourth quarter of 2024, the adjustment was based on a modelled update to the Central scenario and incorporated a detailed narrative of US trade policy proposals, including specific tariff rates. The results were then layered onto the scenarios, resulting in changes to most variables.
Scenarios produced to calculate ECL are aligned to HSBC's top and emerging risks.
Description of economic scenarios
The Central scenario reflects the expectation that higher tariffs applied to the US's trading partners, and reciprocal tariffs announced in turn, will reduce global trade activity and weigh on GDP growth as a consequence. Mainland China, Hong Kong and Mexico are expected to experience the greatest negative direct effects in terms of economic impact, given their deeper trade and financial interlinkages with the US economy. Indirect consequences from tariffs are forecast to reduce growth elsewhere through lower confidence and investment. Alongside the implementation of higher tariffs, economic growth in the US and UK continues to face headwinds from high interest rates and higher price levels. Hong Kong is also suffering from the effects of high interest rates and lower tourist spending, which has weakened domestic consumption. In mainland China, authorities are increasing fiscal support to boost economic activity and ensure that, despite trade headwinds, growth remains close to the official target. In Europe, where manufacturing has been suffering a long period of contraction, a trade war is expected to further weaken growth, and a rise in fiscal spending, which is still uncertain in breadth and scope, may only provide a partial offset.
Given the weaker expected growth outlook, unemployment is also forecast to edge higher in many of our key markets in 2025. The exceptions are Hong Kong and mainland China, where government policies to support employment are expected to ensure unemployment remains stable. Inflation forecasts have risen in several of our key markets, particularly for 2025, with higher tariffs expected to exert renewed upward pressure on inflation, such that it is now forecast to remain above central bank targets in 2025-26 in both the UK and US. Interest rate forecasts for both markets imply that central banks will look through temporary price effects and engage in a moderate reduction in interest rates over the remainder of 2025. In Hong Kong, inflation is forecast to remain anchored to its long-term average throughout the forecast horizon. Lower inflation in mainland China has been driven by weak domestic demand, particularly consumption, and is forecast to remain low as domestic supply increases due to tariff constraints on trade. Consequently, in the Central scenario forecast, it is expected that there is greater scope for policymakers in mainland China to lower policy rates, given the subdued demand backdrop and low inflation environment.
In mainland China and Hong Kong, real estate prices have continued to fall, reflecting high levels of inventory and weak buyer confidence, despite the delivery of supportive policy measures. Forecasts for both Hong Kong and mainland China anticipate that prices will decline throughout 2025 before recovering only gradually from 2026 onwards. House price growth forecasts in the UK and US envisage continued steady growth. In the UK, a moderate fall in rates is expected to improve affordability, while in the US, low housing supply and low unemployment have acted to support price growth.
Risks to the Central scenario outlook are captured in the outer scenarios. The Upside and Downside scenarios are constructed to reflect the economic consequences from the crystallisation of a number of key economic and financial risks. Sources of forecast uncertainty include tariff policy and the rates at which tariffs are levied, geopolitical tensions, inflation and the outlook for monetary policy.
The Downside scenarios explore the possibility that tariff actions escalate, leading to lower GDP growth but higher inflation and interest rates than is forecast in the Central scenario. As the trade policy environment remains volatile and complex, risks include broader and more severe global retaliatory actions, beyond tariffs. Escalation of geopolitical tensions remains a risk amid ongoing conflicts in the Middle East and between Russia and Ukraine, alongside heightened tensions between the US and China over a range of strategic issues. Further escalation of these tensions could lead to more adverse outcomes for global trade growth and supply chains, leading to greater trade frictions, higher costs and financial market instability.
The four global scenarios used for calculating ECL at 31 March 2025 were:
-     The consensus Central scenario: This scenario features a slowdown in global growth in the near term, due to the implementation of higher tariffs as well as underlying structural weakness in some economies, before a gradual pick-up over the remainder of the forecast horizon. Growth rates are projected to remain below the average growth rate over the five-year period prior to the onset of the pandemic. Unemployment is forecast to rise gradually amid weaker economic activity, but is set to remain low by historic standards. Inflation is expected to increase temporarily in several of our main markets as a result of tariffs. The main exceptions are Hong Kong and mainland China, where inflation is expected to remain subdued, despite higher tariffs, due to weak domestic demand. Interest rates are forecast to remain at a higher level than in recent years.
-     The consensus Upside scenario: This scenario incorporates a de-escalation in tariff actions, deregulation, and a reduction of supply constraints. It is also consistent with the reduction in geopolitical tensions, such as the achievement of durable settlements of regional conflicts. In this scenario growth accelerates, inflation falls at a faster rate than in the Central scenario and unemployment declines. This would enable central banks to lower interest rates more quickly than in the Central scenario. Asset prices, including housing, would rise more quickly than in the Central scenario.
-     The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by higher tariffs than assumed under the Central scenario. It causes a supply shock that drives inflation and interest rates above the Central scenario forecast. In this scenario, GDP growth slows, unemployment rises, financial conditions tighten and equity markets and house prices fall.
-     The Downside 2 scenario: This scenario reflects management's view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that leads to a deep global recession. The narrative features an escalation in tariff actions globally and further deterioration of geopolitical relations that lead to significant supply chain degradation. Inflation and interest rates are assumed to rise initially. Unemployment also increases rapidly, asset prices fall and defaults rise significantly. As recession takes hold, commodity prices fall back and inflation falls.
Both the consensus Downside and the Downside 2 scenarios are global in scope, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside scenario, consensus Downside scenario and Downside 2 scenario.

Consensus Central scenario 2Q25-1Q30 (as at 1Q25)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	1.1	1.8	1.5	4.5	0.7	4.7	0.2
2026	1.3	2.0	1.6	4.1	1.2	4.3	1.6
2027	1.6	2.4	1.7	3.6	1.3	3.8	2.0
2028	1.6	1.9	2.0	3.6	1.3	3.5	2.0
2029	1.5	1.8	1.5	4.1	1.3	3.3	2.1
5-year average1	1.4	2.0	1.7	4.0	1.2	3.8	1.7
Unemployment rate (%)
2025	4.8	4.3	3.0	5.1	7.6	1.4	3.5
2026	4.8	4.5	2.8	5.2	7.7	1.6	3.8
2027	4.7	4.3	2.9	5.2	7.4	1.9	3.4
2028	4.6	4.3	2.8	5.2	7.2	2.1	3.4
2029	4.4	4.3	2.6	5.0	7.0	2.2	3.4
5-year average1	4.6	4.3	2.8	5.1	7.3	1.9	3.5
House prices (annual average growth rate, %)
2025	2.9	4.5	(5.3)	(5.2)	1.6	9.7	6.6
2026	2.3	3.4	0.8	1.0	3.9	5.2	4.2
2027	2.7	3.4	9.4	1.6	4.3	3.4	4.4
2028	3.2	2.6	10.7	2.5	3.7	2.1	4.4
2029	2.7	2.1	8.5	2.4	3.2	1.7	4.0
5-year average1	2.7	3.1	5.4	0.9	3.5	3.9	4.5
Inflation (annual average growth rate, %)
2025	3.2	3.4	2.1	0.7	1.4	1.6	3.6
2026	2.5	2.6	1.9	1.0	1.6	2.0	3.6
2027	2.2	2.1	2.2	1.3	1.9	2.0	3.4
2028	2.1	2.3	2.2	1.5	2.1	2.0	3.4
2029	2.0	2.3	2.1	1.6	2.1	1.9	3.2
5-year average1	2.4	2.5	2.1	1.3	1.8	1.9	3.4
Central bank policy rate (annual average, %)2
2025	4.2	4.1	4.5	2.9	2.2	4.2	8.8
2026	3.9	3.7	4.1	2.7	2.0	3.8	8.1
2027	3.9	3.7	4.1	2.8	2.1	3.7	8.2
2028	3.9	3.7	4.1	2.8	2.2	3.8	8.5
2029	3.9	3.8	4.2	2.8	2.3	3.8	8.6
5-year average1	3.9	3.8	4.2	2.8	2.2	3.8	8.4
1     The five-year average is calculated over a projected period of 20 quarters from 2Q25 to 1Q30.
2     For mainland China, rate shown is the Loan Prime Rate.

Consensus Central scenario 2025-2029 (as at 4Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2025	1.2	2.0	1.7	4.0	0.9	4.4	0.9
2026	1.3	1.6	1.8	3.7	0.9	4.2	1.2
2027	1.8	1.6	3.5	4.3	1.4	3.9	1.7
2028	1.6	1.8	3.1	3.9	1.5	3.6	1.9
2029	1.6	2.0	2.7	3.7	1.4	3.6	2.0
5-year average1	1.5	1.8	2.6	3.9	1.2	3.9	1.5
Unemployment rate (%)
2025	4.9	4.4	3.3	5.2	7.5	2.7	3.5
2026	4.7	4.3	3.7	5.4	7.3	2.6	3.5
2027	4.5	4.3	3.3	5.2	7.2	2.6	3.5
2028	4.3	4.2	3.0	5.0	7.0	2.5	3.5
2029	4.3	4.1	2.9	5.0	7.0	2.5	3.5
5-year average1	4.5	4.2	3.2	5.2	7.2	2.6	3.5
House prices (annual average growth rate, %)
2025	1.4	4.4	(0.5)	(5.9)	2.1	9.3	7.6
2026	3.8	3.2	2.4	(0.7)	4.4	5.1	4.5
2027	4.6	2.4	3.0	3.2	4.4	3.6	4.2
2028	3.5	2.5	2.7	4.1	3.8	1.8	4.0
2029	2.7	2.6	2.7	2.9	3.1	1.3	4.0
5-year average1	3.2	3.0	2.1	0.7	3.6	4.2	4.9
Inflation (annual average growth rate, %)
2025	2.4	2.4	1.4	0.3	1.2	2.1	5.0
2026	2.1	2.8	1.9	1.0	1.6	1.9	3.9
2027	2.1	2.5	2.2	1.5	2.0	1.8	3.4
2028	2.0	2.2	2.2	1.7	2.3	1.9	3.4
2029	2.0	2.1	2.3	1.6	2.2	1.8	3.4
5-year average1	2.1	2.4	2.0	1.2	1.9	1.9	3.8
Central bank policy rate (annual average, %)2
2025	4.2	4.1	4.5	2.9	2.1	4.1	9.4
2026	3.9	3.7	4.1	2.9	1.8	3.8	8.8
2027	3.8	3.7	4.0	3.0	2.0	3.7	8.8
2028	3.7	3.6	4.0	3.2	2.0	3.6	8.9
2029	3.7	3.6	4.0	3.3	2.1	3.6	8.9
5-year average1	3.9	3.7	4.1	3.1	2.0	3.8	8.9
1     The five-year average is calculated over a projected period of 20 quarters from 1Q25 to 4Q29.
2     For mainland China, rate shown is the Loan Prime Rate.

Consensus Upside scenario 2Q25-1Q30 (as at 1Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)1	11.3	(1Q30)	14.7	(1Q30)	15.7	(1Q30)	28.0	(1Q30)	8.9	(1Q30)	28.5	(1Q30)	15.5	(1Q30)
Unemployment rate (%, min)2	3.5	(1Q27)	3.7	(4Q25)	2.5	(1Q27)	4.7	(1Q27)	6.7	(1Q27)	1.2	(3Q25)	3.2	(2Q25)
House price index (%, start-to-peak)1	20.2	(1Q30)	24.0	(1Q30)	45.2	(1Q30)	10.6	(1Q30)	22.2	(1Q30)	25.6	(1Q30)	29.4	(1Q30)
Inflation rate (YoY % change, min)3	1.4	(2Q26)	2.0	(3Q26)	0.1	(1Q26)	0.1	(3Q25)	0.3	(1Q26)	0.1	(4Q25)	2.3	(2Q26)
Central bank policy rate (%, min)2	3.5	(1Q26)	3.6	(1Q26)	4.0	(1Q26)	2.6	(2Q26)	1.5	(4Q25)	3.7	(1Q26)	6.8	(4Q25)
1     Cumulative change to the highest level of the series during the 20-quarter projection.
2     Lowest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2025-2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)1	11.3	(4Q29)	13.6	(4Q29)	21.4	(4Q29)	27.5	(4Q29)	8.9	(4Q29)	28.9	(4Q29)	13.6	(4Q29)
Unemployment rate (%, min)2	3.5	(3Q26)	3.6	(1Q26)	2.9	(4Q29)	4.9	(4Q26)	6.4	(4Q26)	2.2	(4Q26)	3.0	(1Q25)
House price index (%, start-to-peak)1	24.2	(4Q29)	23.6	(4Q29)	25.3	(4Q29)	9.8	(4Q29)	22.8	(4Q29)	26.1	(4Q29)	31.7	(4Q29)
Inflation rate (YoY % change, min)3	1.4	(1Q26)	1.6	(2Q26)	(0.1)	(4Q25)	(1.0)	(4Q25)	0.1	(4Q25)	0.6	(4Q25)	3.1	(2Q26)
Central bank policy rate (%, min)2	3.6	(4Q25)	3.6	(1Q29)	4.0	(1Q29)	2.7	(1Q26)	1.4	(3Q25)	3.6	(1Q29)	7.6	(1Q26)
1     Cumulative change to the highest level of the series during the 20-quarter projection.
2     Lowest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2Q25-1Q30 (as at 1Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(0.7)	(2Q27)	(0.9)	(4Q25)	(4.3)	(1Q27)	(2.0)	(4Q25)	(0.2)	(4Q25)	0.4	(2Q25)	(1.2)	(4Q26)
Unemployment rate (%, max)2	6.2	(1Q27)	5.3	(2Q26)	4.3	(1Q27)	6.7	(3Q27)	8.6	(2Q26)	2.6	(1Q27)	4.2	(4Q26)
House price index (%, start-to-trough)1	(4.7)	(3Q26)	(0.6)	(2Q25)	(7.0)	(1Q26)	(7.7)	(4Q26)	0.4	(3Q25)	(0.1)	(2Q25)	0.9	(2Q25)
Inflation rate (YoY % change, max)3	4.5	(4Q25)	4.5	(4Q25)	3.5	(2Q25)	2.1	(1Q26)	2.8	(4Q25)	3.0	(2Q26)	5.9	(1Q26)
Central bank policy rate (%, max)2	4.7	(2Q25)	4.7	(2Q25)	5.0	(2Q25)	3.0	(2Q25)	3.1	(4Q25)	4.7	(2Q25)	10.2	(4Q25)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2     Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2025-2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(1.0)	(4Q26)	(0.6)	(3Q25)	(4.5)	(4Q25)	(2.5)	(3Q25)	(0.6)	(1Q26)	0.3	(1Q25)	(2.1)	(4Q26)
Unemployment rate (%, max)2	6.1	(4Q25)	5.3	(3Q25)	5.1	(2Q26)	6.9	(4Q26)	8.3	(3Q25)	3.4	(1Q26)	4.1	(4Q25)
House price index (%, start-to-trough)1	(4.5)	(1Q26)	(0.2)	(1Q25)	(1.9)	(2Q26)	(12.8)	(3Q26)	(0.3)	(1Q25)	(0.4)	(1Q25)	2.1	(1Q25)
Inflation rate (YoY % change, max)3	3.4	(4Q25)	4.5	(1Q26)	3.1	(1Q26)	2.0	(1Q26)	2.6	(3Q25)	2.8	(1Q26)	7.4	(4Q25)
Central bank policy rate (%, max)2	5.0	(1Q25)	4.8	(1Q25)	5.2	(1Q25)	3.0	(1Q25)	3.2	(1Q25)	4.8	(1Q25)	11.5	(3Q25)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2     Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2Q25-1Q30 (as at 1Q25)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(8.8)	(3Q26)	(4.1)	(2Q26)	(9.7)	(3Q26)	(7.9)	(1Q26)	(7.5)	(2Q26)	(6.4)	(3Q26)	(9.5)	(4Q26)
Unemployment rate (%, max)2	8.6	(3Q26)	9.5	(3Q26)	6.2	(1Q26)	6.9	(1Q27)	10.6	(1Q27)	3.9	(4Q25)	5.9	(3Q26)
House price index (%, start-to-trough)1	(29.2)	(1Q27)	(15.8)	(1Q26)	(30.8)	(3Q26)	(26.0)	(2Q27)	(14.1)	(3Q27)	(14.2)	(3Q27)	0.9	(2Q25)
Inflation rate (YoY % change, max)3	11.2	(3Q25)	5.8	(4Q25)	3.9	(1Q26)	4.8	(1Q26)	7.5	(3Q25)	3.0	(1Q26)	6.3	(1Q26)
Central bank policy rate (%, max)2	5.3	(2Q25)	5.4	(2Q25)	5.8	(2Q25)	3.3	(4Q25)	4.0	(2Q25)	5.4	(2Q25)	10.9	(4Q25)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2      Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3      Highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2025-2029 (as at 4Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)1	(9.1)	(2Q26)	(4.1)	(2Q26)	(10.1)	(4Q25)	(8.7)	(4Q25)	(7.9)	(2Q26)	(6.8)	(2Q26)	(10.5)	(3Q26)
Unemployment rate (%, max)2	8.4	(2Q26)	9.3	(2Q26)	7.1	(1Q26)	7.1	(4Q26)	10.4	(1Q27)	5.0	(3Q25)	5.6	(1Q26)
House price index (%, start-to-trough)1	(27.2)	(4Q26)	(15.8)	(4Q25)	(34.4)	(3Q27)	(30.5)	(4Q26)	(14.0)	(2Q27)	(13.2)	(2Q27)	2.0	(1Q25)
Inflation rate (YoY % change, max)3	10.1	(2Q25)	4.9	(4Q25)	3.6	(1Q26)	3.8	(4Q25)	7.6	(2Q25)	3.7	(2Q25)	7.9	(4Q25)
Central bank policy rate (%, max)2	5.5	(1Q25)	5.5	(1Q25)	5.9	(1Q25)	3.5	(3Q25)	4.2	(1Q25)	5.6	(1Q25)	12.1	(3Q25)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2     Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Highest projected year-on-year percentage change in inflation in the scenario.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
1Q25
Upside	10	5	5	5	5	5	5	5
Central	75	65	65	65	65	65	65	65
Downside	10	25	25	25	25	25	25	25
Downside 2	5	5	5	5	5	5	5	5

4Q24
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

Scenario weightings are calibrated to probabilities that are determined with reference to consensus forecast probability distributions. Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic and geopolitical risk. Management's view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario to both internal and external assessments of risk.
For the first quarter of 2025, scenario weights were adjusted to the downside to reflect greater risk and uncertainty around the Central scenario projection. Management assessed that a change to global scenario weightings was appropriate given the increase in market measures of volatility and policy uncertainty in response to the implementation of US tariff policies from early February onwards and announced retaliatory actions from US trading partners. The re-weighting of scenarios was global in scope, reflecting the particular downside risk to the US economy and its importance to the global economic and financial system. As a consequence, the consensus Upside and Central scenarios for all key markets were assigned a combined weighting of 70%, down from 85% at 31 December 2024. The remaining 30% was assigned to the two Downside scenarios, with the consensus Downside 1 scenario being awarded a weight of 25% and 5% assigned to the Downside 2 scenario.
The swift implementation and subsequent pause in tariffs for many countries on 9 April 2025 affirmed the high level of uncertainty attached to the economic outlook. The uncertain policy direction has contributed to increased financial market volatility, as well as declines in both business and consumer confidence, supporting the decision for re-weighting scenarios to reflect more significant downside risks.

Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge. Further details can be found in the section 'Management judgemental adjustments' on page 155 of the Annual Report and Accounts 2024.
Management judgemental adjustments are reviewed under the governance process for IFRS 9, as detailed in the section 'Credit risk management' on page 139 of the Annual Report and Accounts 2024.
At 31 March 2025, management judgmental adjustments were an increase to allowance for ECL of $0.3bn (31 December 2024: $0.1bn increase). Management judgemental adjustments increased $0.2bn from 31 December 2024.
At 31 March 2025, wholesale management judgemental adjustments were an increase to allowance for ECL of $0.2bn (31 December 2024: $0.1bn increase), mostly to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sectors booked in Hong Kong, mainland China and the US, and adjustments to exposures to the automotive and industrial sectors in Germany.
In the retail portfolio, management judgemental adjustments were an increase to modelled ECL of $0.1bn at 31 March 2025 (31 December 2024: $0.0bn increase). These adjustments were made to address portfolio-specific uncertainties across a number of markets in which HSBC operates.

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3) obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the Downside 2 scenario at 31 March 2025, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale1
Total Group ECL at 31 Mar 20252	$bn	$bn
Reported ECL	2.5	2.4
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.1)	(0.7)
100% consensus Downside scenario	0.0	0.5
100% Downside 2 scenario	1.4	4.1

Total Group ECL at 31 Dec 20242
Reported ECL	2.4	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.1)	(0.6)
100% consensus Downside scenario	0.0	0.7
100% Downside 2 scenario	1.5	4.3
1     Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2     ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and defaulted obligors for the wholesale portfolio.
At 31 March 2025, the Group allowance for ECL increased by $0.1bn and $0.2bn in the retail and wholesale portfolios respectively, compared with 31 December 2024.
For the wholesale and retail portfolios, the allowance for ECL under each of the consensus scenarios remained stable when compared with 31 December 2024. As a result of the re-weighting of scenarios, the reported ECL is now more reflective of the downside risks and therefore the sensitivity has decreased relative to the downside scenarios for both the wholesale and retail portfolios.

Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	156,566	34,368	1,157	192,091	(149)	(344)	(238)	(731)
HSBC Bank plc	17,277	1,071	310	18,658	(15)	(28)	(94)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,362	5,964	1,190	198,516	(177)	(391)	(169)	(737)
HSBC Bank Middle East Limited	3,527	160	44	3,731	(12)	(27)	(32)	(71)
HSBC North America Holdings Inc.	21,162	521	359	22,042	(5)	(12)	(12)	(29)
Grupo Financiero HSBC, S.A. de C.V.	10,912	1,227	657	12,796	(202)	(403)	(285)	(890)
Other trading entities	777	48	3	828	(7)	(3)	(2)	(12)
At 31 Mar 2025	401,583	43,359	3,720	448,662	(567)	(1,208)	(832)	(2,607)

By legal entity
HSBC UK Bank plc	152,338	31,325	1,075	184,738	(148)	(307)	(211)	(666)
HSBC Bank plc	23,501	1,198	324	25,023	(17)	(24)	(99)	(140)
The Hongkong and Shanghai Banking Corporation Limited	191,614	5,519	1,170	198,303	(174)	(385)	(164)	(723)
HSBC Bank Middle East Limited	3,678	158	40	3,876	(14)	(29)	(30)	(73)
HSBC North America Holdings Inc.	20,851	497	327	21,675	(4)	(12)	(11)	(27)
Grupo Financiero HSBC, S.A. de C.V.	11,016	1,172	620	12,808	(207)	(400)	(279)	(886)
Other trading entities	748	50	4	802	(6)	(1)	(2)	(9)
At 31 Dec 2024	403,746	39,919	3,560	447,225	(570)	(1,158)	(796)	(2,524)

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	83,012	12,962	3,450	-	99,424	(186)	(449)	(584)	-	(1,219)
HSBC Bank plc	88,354	6,181	2,204	49	96,788	(57)	(109)	(773)	(25)	(964)
The Hongkong and Shanghai Banking Corporation Limited	279,679	29,511	11,710	56	320,956	(181)	(769)	(3,022)	(37)	(4,009)
HSBC Bank Middle East Limited	27,636	775	864	3	29,278	(15)	(6)	(501)	(3)	(525)
HSBC North America Holdings Inc.	31,127	4,366	707	193	36,393	(35)	(121)	(196)	-	(352)
Grupo Financiero HSBC, S.A. de C.V.	12,267	1,750	240	-	14,257	(39)	(64)	(127)	-	(230)
Other trading entities	9,200	312	319	-	9,831	(13)	(3)	(183)	-	(199)
Holding companies, shared service centres and intra-Group eliminations	67	-	-	-	67	-	-	-	-	-
At 31 Mar 2025	531,342	55,857	19,494	301	606,994	(526)	(1,521)	(5,386)	(65)	(7,498)

By legal entity
HSBC UK Bank plc	81,630	12,772	3,356	-	97,758	(197)	(403)	(603)	-	(1,203)
HSBC Bank plc	85,022	5,843	2,305	47	93,217	(54)	(111)	(752)	(22)	(939)
The Hongkong and Shanghai Banking Corporation Limited	279,535	27,078	11,483	39	318,135	(170)	(677)	(2,999)	(28)	(3,874)
HSBC Bank Middle East Limited	26,359	951	848	4	28,162	(20)	(6)	(463)	(1)	(490)
HSBC North America Holdings Inc.	30,107	4,665	503	-	35,275	(31)	(141)	(121)	-	(293)
Grupo Financiero HSBC, S.A. de C.V.	11,957	1,703	230	-	13,890	(35)	(48)	(128)	-	(211)
Other trading entities	7,840	515	332	-	8,687	(10)	(4)	(180)	-	(194)
Holding companies, shared service centres and intra-Group eliminations	76	-	-	-	76	-	-	-	-	-
At 31 Dec 2024	522,526	53,527	19,057	90	595,200	(517)	(1,390)	(5,246)	(51)	(7,204)

Capital risk

Capital overview

Capital and liquidity adequacy metrics
	At
	31 Mar 2025	31 Dec 2024
Risk-weighted assets ('RWAs') ($bn)
Credit risk	674.8	657.9
Counterparty credit risk	36.7	37.7
Market risk	34.4	36.2
Operational risk	107.4	106.5
Total risk-weighted assets	853.3	838.3
Capital on a transitional basis ($bn)
Common equity tier 1 capital	125.5	124.9
Tier 1 capital	144.3	144.1
Total capital	169.8	172.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.7	14.9
Tier 1 ratio	16.9	17.2
Total capital ratio	19.9	20.6
Capital on an end point basis ($bn)
Common equity tier 1 capital	125.5	124.9
Tier 1 capital	144.3	144.1
Total capital	169.8	168.5
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.7	14.9
Tier 1 ratio	16.9	17.2
Total capital ratio	19.9	20.1
Liquidity coverage ratio ('LCR')
Total high-quality liquid assets ($bn)	660.7	649.2
Total net cash outflow ($bn)	475.2	470.7
LCR (%)	139	138

References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the Prudential Regulation Authority ('PRA') Rulebook ('CRR II'). Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end. Accordingly, our current period numbers are the same on both the transitional and end-point basis.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Capital
At 31 March 2025, our CET1 capital ratio decreased to 14.7% from 14.9% at 31 December 2024, driven by an increase in RWAs of $15.0bn, partly offset by an increase in CET1 capital of $0.6bn.
The key drivers impacting the CET1 ratio were:
-     a 0.2 percentage point increase from capital generation, mainly through regulatory profits and other reserves, partly offset by dividends and the share buy-back announced at our full-year 2024 results;
-     a 0.2 percentage point decrease due to the loss on the reclassification of a retained portfolio of home and other loans in France as hold-to-collect-and-sell, and measured at FVOCI;
-     a 0.1 percentage point decrease driven by higher RWAs, mainly from asset quality and asset size movements; and
-     a 0.1 percentage point decrease driven by a rise in regulatory deductions, due to a net increase in financial sector entities, mainly in BoCom, and a decrease in allowable non-controlling interest, chiefly in Hong Kong.
The above excludes foreign exchange translation differences, which have an immaterial impact on the CET1 ratio.
Our Pillar 2A requirement at 31 March 2025, as per the PRA's Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 1Q25, we complied with the PRA's regulatory capital adequacy requirement.

Leverage

Leverage ratio
	At
	31 Mar 2025	31 Dec 2024
	$bn	$bn
Tier 1 capital (leverage)	144.3	144.1
Total leverage ratio exposure	2,652.0	2,571.1
	%	%
Leverage ratio	5.4	5.6

Our leverage ratio was 5.4% at 31 March 2025, down from 5.6% at 31 December 2024, due to an increase in leverage exposures, driven by growth in the balance sheet and the impact of foreign currency translation differences.
At 31 March 2025, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.9%, which consisted of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital of $18.6bn and $5.3bn respectively. We exceeded these leverage requirements throughout 1Q25.

Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	CorporateCentre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	121.6	120.0	278.8	70.2	84.2	674.8
Counterparty credit risk	0.1	0.1	34.6	0.6	1.3	36.7
Market risk	1.2	-	27.1	0.1	6.0	34.4
Operational risk1	22.0	19.7	54.2	15.6	(4.1)	107.4
At 31 Mar 2025	144.9	139.8	394.7	86.5	87.4	853.3
At 31 Dec 20241	143.7	133.5	388.0	85.7	87.4	838.3
1     RWAs balance includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWAs by legal entities1
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A.de C.V.	Other trading entities3	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	123.2	73.6	318.2	20.1	62.2	24.1	42.8	10.6	674.8
Counterparty credit risk	0.3	19.0	10.9	0.6	3.5	0.6	1.8	-	36.7
Market risk2	0.1	24.3	23.6	2.2	2.9	0.6	1.5	1.6	34.4
Operational risk	21.2	20.2	54.6	4.6	7.7	4.9	6.5	(12.3)	107.4
At 31 Mar 2025	144.8	137.1	407.3	27.5	76.3	30.2	52.6	(0.1)	853.3
At 31 Dec 2024	138.3	137.6	402.8	26.6	74.4	29.7	50.7	(0.6)	838.3
1     Balances are on a third-party Group consolidated basis.
2     Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.
3     RWAs balance includes HSBC Bank Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWA movement by legal entities by key driver1
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	Grupo Financiero HSBC, S.A.de C.V.	Other trading entities4	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	138.1	111.5	379.8	24.5	71.7	29.2	49.4	(2.1)	36.2	838.3
Asset size	1.1	(0.3)	0.8	0.6	1.9	0.1	1.8	0.3	(1.8)	4.5
Asset quality	1.8	0.2	4.2	(0.4)	(0.6)	(0.1)	(0.4)	-	-	4.7
Model updates	-	-	0.1	(0.1)	-	-	-	-	-	-
Methodology and policy	(0.1)	(0.8)	(2.0)	0.6	0.4	-	0.2	-	-	(1.7)
Acquisitions and disposals2	-	(0.5)	-	-	-	-	-	-	-	(0.5)
Foreign exchange movements3	3.8	2.7	0.8	0.1	-	0.4	0.1	0.1	-	8.0
Total RWA movement	6.6	1.3	3.9	0.8	1.7	0.4	1.7	0.4	(1.8)	15.0
RWAs at 31 Mar 2025	144.7	112.8	383.7	25.3	73.4	29.6	51.1	(1.7)	34.4	853.3
1     Balances are on a third-party Group consolidated basis.
2     Constitutes operational risk RWAs balance for the disposal of our retail banking operations in France following receipt of a PRA waiver granted in February 2025.
3     Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
4     RWAs balance includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk					Market risk	Total RWAs
	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2025	142.0	133.5	360.7	85.6	80.3	36.2	838.3
Asset size	(1.1)	1.1	4.5	0.4	1.4	(1.8)	4.5
Asset quality	3.2	1.5	0.1	(0.1)	-	-	4.7
Model updates	0.2	-	(0.2)	-	-	-	-
Methodology and policy	(0.6)	(0.1)	(0.7)	(0.1)	(0.2)	-	(1.7)
Acquisitions and disposals1	-	-	-	-	(0.5)	-	(0.5)
Foreign exchange movements2	-	3.8	3.2	0.6	0.4	-	8.0
Total RWA movement	1.7	6.3	6.9	0.8	1.1	(1.8)	15.0
RWAs at 31 Mar 20253	143.7	139.8	367.6	86.4	81.4	34.4	853.3
1     Constitutes operational risk RWAs balance for the disposal of our retail banking operations in France following receipt of a PRA waiver granted in February 2025.
2     Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
3     RWAs balance includes HSBC Argentina operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.

RWAs increased by $15.0bn during 1Q25, including a rise of $8.0bn due to foreign currency translation differences. The remaining $7.0bn increase in RWAs was predominantly attributed to asset quality and asset size movements.
Asset size
In our Hong Kong business, RWAs decreased by $1.1bn due to a fall in corporate lending.
In our UK business, RWAs increased by $1.1bn, primarily due to higher corporate lending.
CIB RWAs increased by $4.5bn, primarily due to higher corporate exposures, mainly in India, Singapore, Australia, the US and HSBC Bank plc.
Corporate Centre RWAs increased by $1.4bn, largely driven by higher central bank balances, and lending growth in SAB.
Market risk RWAs decreased by $1.8bn as periods of greater volatility dropped out of the data on which stressed value at risk is calculated, and due to a fall in foreign exchange risk.
Asset quality
The $4.7bn rise in RWAs was primarily due to unfavourable credit risk migrations and portfolio mix changes, mainly in Hong Kong and the UK.
Methodology and policy
The decrease of $1.7bn was primarily due to credit risk parameter refinements in CIB, mainly in Asia and Hong Kong. A further decrease in RWAs was driven by restructuring of securitisation legacy positions in HSBC Bank plc, partly offset by an increase in the Middle East, both in Corporate Centre.

Regulatory and other developments
The Prudential Regulation Authority ('PRA') published the second part of its near-final rules on the UK's implementation of Basel 3.1 on 12 September 2024. On 17 January 2025, the PRA revised the implementation date to 1 January 2027 to allow greater clarity regarding implementation in the US. The RWA output floor is now subject to a three-year transitional provision, ensuring that the date for full implementation remains 1 January 2030. We continue to assess the impact of Basel 3.1 standards on our capital, including the recent release of more beneficial PRA near-final rules, developments in the US and associated implementation challenges (including data provision). We expect that the impact on our CET1 ratio at 1 January 2027 will be a modest benefit.
➢     For further details, see our Pillar 3 Disclosures at 31 March 2025, which is expected to be published on or around 7 May 2025 at www.hsbc.com/investors.

Additional information

Dividends
Fourth interim dividend for 2024
On 19 February 2025, the Directors approved a fourth interim dividend for 2024 of $0.36 per ordinary share, which was paid on 25 April 2025 in cash. The pound sterling and Hong Kong dollar amounts of approximately £0.273198 and HK$2.791007 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 14 April 2025.
First interim dividend for 2025
On 29 April 2025, the Directors approved a first interim dividend in respect of the financial year ending 31 December 2025 of $0.10 per ordinary share (the 'dividend'), a distribution of approximately $1.765bn. The dividend will be payable on 20 June 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 9 May 2025.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 9 June 2025. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 8 May 2025. American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 9 May 2025.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 5 June 2025 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 20 June 2025 to holders of record on 9 May 2025. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 30 May 2025.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 9 May 2025 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 9 May 2025. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 8 May 2025.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians' CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am on 9 May 2025 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 17 March, 16 June, 15 September and 15 December 2025 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 16 June 2025 to holders of record on 30 May 2025.
For and on behalf of
HSBC Holdings plc
Aileen Taylor
Company Secretary
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.
*     Non-executive Group Chairman
†     Independent non-executive Director

Investor relations/media relations contacts

For further information contact:

Investor relations	Media relations
UK - Neil Sankoff	UK - Gillian James
Telephone: +44 (0) 20 7991 5072	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong - Yafei Tian	Hong Kong - Aman Ullah
Telephone: +852 2899 8909	Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk	Email: aspmediarelations@hsbc.com.hk

Cautionary statement regarding forward-looking statements
This Earnings Release 1Q25 contains certain forward-looking statements with respect to HSBC's: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and environmental, social and governance ('ESG') ambitions, targets, and commitments described herein. Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'may', 'will', 'should', 'expects', 'targets', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

-     changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the conflict in the Middle East and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and the conflict in the Middle East, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sectors in mainland China and Hong Kong); potential changes in HSBC's dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war or the conflict in the Middle East (including the continuation or escalation thereof) and the related imposition of sanctions, export-control and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions between China and the US, which may extend to and involve other countries and territories, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC's actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to some financial and non-financial risks; and price competition in the market segments we serve;

-   changes in government policy and regulation, including trade and tariff policies, as well as monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections and new trade policies announced by the US and potential measures that may be adopted by several countries, including in the markets where the Group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK's relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the Group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
-   factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG ambitions, targets and commitments (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected outcomes of our strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how we manage model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business; our ability to successfully execute and implement the announced strategic reorganisation of the Group; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in 'Risk - Managing risk' on page 35 of this Earnings Release 1Q25.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 1Q25 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2024, which was filed with the SEC on Form 20-F on 20 February 2025.

Abbreviations

1Q24	First quarter of 2024
1Q25	First quarter of 2025
2Q25	Second quarter of 2025
4Q24	Fourth quarter of 2024
ADRs	American Depositary Receipts
ADS	American Depositary Share
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CIB	Corporate and Institutional Banking, a business segment
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSM	Contractual service margin
Dec	December
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

ESG	Environmental, social and governance
EU	European Union
FDIC	Federal Deposit Insurance Corporation
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
Galicia	Grupo Financiero Galicia
GDP	Gross domestic product
GPS	Global Payments Solutions
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People's Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IWPB	International Wealth and Premier Banking, a business segment
JV	Joint venture
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2025
M&A	Mergers and acquisitions
Mainland China	People's Republic of China excluding Hong Kong and Macau
Mar	March
Medium term	For our financial targets, we define medium term as three to four years, commencing 1 January 2025
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before change in expected credit losses and other credit impairment charges
RoE	Return on average ordinary shareholders' equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5195G_1-2025-4-28.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2025